QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Pacific Energy Partners L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

69422R 10 5
(CUSIP Number)

Jeffrey A. Welikson
Vice President and Corporate Secretary
Lehman Brothers Holdings Inc.
399 Park Avenue, 11th Floor
New York, NY 10022
(212) 526-0858
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2005
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

        Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69422R 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lehman Brothers Holdings Inc. 13-3216325

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 10,465,000*
Beneficially
Owned by Each		8.	Shared Voting Power
Reporting
Person With		9.	Sole Dispositive Power 10,465,000*

		10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,465,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 34.7%*

14.	Type of Reporting Person (See Instructions) HC/CO

*
Based on 19,121,638 Common Units, 603,809 General Partner Interests and 10,465,000 Subordinated Units (converted on a one-to-one basis into Common Units as described in Item 3) outstanding as of September 30, 2004 as reported in Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

CUSIP No. 69422R 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lehman Brothers Inc. 13-2518466

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 10,465,000*
Beneficially
Owned by Each		8.	Shared Voting Power
Reporting
Person With		9.	Sole Dispositive Power 10,465,000*

		10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,465,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 34.7%*

14.	Type of Reporting Person (See Instructions) BD/CO

*
Based on 19,121,638 Common Units, 603,809 General Partner Interests and 10,465,000 Subordinated Units (converted on a one-to-one basis into Common Units as described in Item 3) outstanding as of September 30, 2004 as reported in Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

CUSIP No. 69422R 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LB I Group Inc. 13-2741778

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 10,465,000*
Beneficially
Owned by Each		8.	Shared Voting Power
Reporting
Person With		9.	Sole Dispositive Power 10,465,000*

		10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,465,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 34.7%*

14.	Type of Reporting Person (See Instructions) HC/CO

*
Based on 19,121,638 Common Units, 603,809 General Partner Interests and 10,465,000 Subordinated Units (converted on a one-to-one basis into Common Units as described in Item 3) outstanding as of September 30, 2004 as reported in Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

CUSIP No. 69422R 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LB Pacific GP, LLC 35-2247534

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 10,465,000*
Beneficially
Owned by Each		8.	Shared Voting Power
Reporting
Person With		9.	Sole Dispositive Power 10,465,000*

		10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,465,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 34.7%*

14.	Type of Reporting Person (See Instructions) OO

*
Based on 19,121,638 Common Units, 603,809 General Partner Interests and 10,465,000 Subordinated Units (converted on a one-to-one basis into Common Units as described in Item 3) outstanding as of September 30, 2004 as reported in Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

CUSIP No. 69422R 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LB Pacific, LP 35-2247536

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 10,465,000*
Beneficially
Owned by Each		8.	Shared Voting Power
Reporting
Person With		9.	Sole Dispositive Power 10,465,000*

		10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,465,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 34.7%*

14.	Type of Reporting Person (See Instructions) PN

*
Based on 19,121,638 Common Units, 603,809 General Partner Interests and 10,465,000 Subordinated Units (converted on a one-to-one basis into Common Units as described in Item 3) outstanding as of September 30, 2004 as reported in Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

Item 1. Security and Issuer

        This statement on Schedule 13D (this "Schedule 13D") relates to the common units representing limited partner interests ("Common Units") of Pacific Energy Partners, L.P., a Delaware limited partnership (the "Issuer"), into which subordinated units representing limited partner interests of the Issuer are convertible (the "Subordinated Units"). The principal executive offices of the Issuer are located at 5900 Cherry Avenue, Long Beach, California 90805-4408.

Item 2. Identity and Background

        This Schedule 13D is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the "Act"):

  Lehman Brothers Holdings Inc., a Delaware corporation ("Holdings")
  745 Seventh Avenue
  New York, NY

        Holdings, through its subsidiaries, is one of the leading global investment banks, serving institutional, corporate government and high-net worth clients. Holdings is the direct 100% parent of Lehman Brothers Inc.

  Lehman Brothers Inc., a Delaware corporation ("LBI")
  745 Seventh Avenue
  New York, NY 10019

        LBI is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and is a wholly owned subsidiary of Holdings and the direct 100% parent of LB I Group, Inc.

  LB I Group Inc., a Delaware corporation ("LB I Group")
  745 Seventh Avenue
  New York, NY 10019

        LB I Group is a wholly-owned subsidiary of LBI and is the sole member of LB Pacific GP, LLC and owns a 99.9% limited partner interest in LB Pacific, LP

  LB Pacific GP, LLC, a Delaware limited liability company ("Buyer GP")
  c/o Lehman Brothers Inc.
  399 Park Avenue, 9th Floor
  New York, NY 10022

        Buyer GP was formed to act as the general partner of the Buyer and owns a 0.1% general partner interest in the Buyer.

  LB Pacific, LP, a Delaware limited partnership (the "Buyer")
  c/o Lehman Brothers Inc.
  399 Park Avenue, 9th Floor
  New York, NY 10022

        The Buyer was formed to purchase the general partner of the Issuer and act as the limited partner of the general partner of the Issuer.

        Each of Holdings, LBI, LB I Group, Buyer GP and Buyer are together referred to as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

        Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated herein by reference.

        None of the Reporting Persons nor, to the best of any Reporting Person's knowledge, none of the personslisted on Schedule A hereto has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Schedule B attached hereto and incorporated herein by reference, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        Pursuant to that certain Amended and Restated Purchase and Sale Agreement, dated as of March 3, 2005 (the "Purchase Agreement"), by and among PPS Holding Company, a Delaware corporation ("Seller"), Buyer, and The Anschutz Corporation, a Kansas corporation, Buyer agreed to buy and Seller agreed to sell, all of the membership interests in the Issuer's general partner, Pacific Energy GP, LLC, which was subsequently converted to a limited partnership (the "Issuer GP"). On March 3, 2005 (the "Closing"), Buyer acquired (the "Acquisition") all of the membership interests in the Issuer GP. The Issuer GP owned 10,465,000 Subordinated Units of the Issuer. Immediately following the Closing, the Issuer GP distributed the Subordinated Units to the Buyer. The Subordinated Units may be converted into an equal number of Common Units upon satisfaction of the conditions described in the First Amended and Restated Agreement of Limited Partnership of Pacific Energy Partners, L.P. dated as of July 26, 2002, as amended by Amendment No. 1 dated as of August 1, 2003, Amendment No. 2 dated as of January 27, 2004, and Amendment No. 3 dated as of March 26, 2004 (the "Partnership Agreement").

        The Buyer paid the Seller approximately $340.0 million in cash at the Closing. The Buyer financed the $340.0 million in cash through a combination of equity contributions from its limited partner and its general partner and proceeds from a $175 million senior secured credit agreement entered into at the Closing by and among the Buyer, the lenders from time to time parties thereto (the "Lenders"), Citicorp North America, Inc., as Administrative Agent and as Collateral Agent, Lehman Commercial Paper Inc., as Syndication Agent, and Citigroup Global Markets Inc., as Sole Lead Arranger and Sole Bookrunner (the "Credit Agreement").

Item 4. Purpose of Transaction

        The Reporting Persons entered into the Acquisition for investment purposes. The Reporting Persons intend to participate in and influence the affairs of the Issuer through their ownership and control of and rights to appoint directors to the board of directors of Pacific Energy Management LLC, a Delaware limited Liability Company which is the general partner of the Issuer GP ("PEM"), and through the exercise of their voting rights with respect to the units.

        The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price of and other market conditions relating to the units, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Issuer.

        Except as set forth in this Item 4, the Reporting Persons do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

        (a)-(b)    Holdings does not directly own any securities of the Issuer. Holdings is the sole stockholder of LBI, which is the sole stockholder of LB I Group, which is the sole member of Buyer GP, which is the general partner of Buyer; therefore Holdings may be deemed to possess shared voting and dispositive powers with respect to the Subordinated Units directly held by Buyer, representing an aggregate of 10,465,000 Subordinated Units (34.7%).

        LBI does not directly own any securities of the Issuer. LBI is the sole stockholder of LB I Group, which is the sole member of Buyer GP, which is the general partner of the Buyer; therefore LBI may be deemed to possess shared voting and dispositive powers with respect to the Subordinated Units directly held by Buyer, representing an aggregate of 10,465,000 Subordinated Units (34.7%).

        LB I Group does not directly own any securities of the Issuer. LB I Group is the sole member of Buyer GP, which is the general partner of Buyer; therefore LB I Group may be deemed to possess shared voting and dispositive powers with respect to the Subordinated Units directly held by Buyer, representing an aggregate of 10,465,000 Subordinated Units (34.7%).

        Buyer GP does not directly own any securities of the Issuer. Buyer GP is the sole general partner of Buyer; therefore Buyer GP may be deemed to possess shared voting and dispositive powers with respect to the Subordinated Units directly held by Buyer, representing an aggregate of 10,465,000 Subordinated Units (34.7%).

        Buyer directly owns an aggregate of 10,465,000 Subordinated Units which convert into an equal number of Common Units upon satisfaction of the conditions described in the Partnership Agreement. Such units represent 34.7% of the outstanding Common Units of the Issuer based on 19,121,638 Common Units, 603,809 General Partner Interests and 10,465,000 Subordinated Units outstanding as of September 30, 2004 as reported in Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

        To the knowledge of the Reporting Persons, no person listed on Schedule A beneficially owns any Common Units, General Partner Interests or Subordinated Units.

        (c)   No transactions in Common Units were effected by the Reporting Persons, or to their knowledge, by any of the persons listed on Schedule A hereto, during the past sixty days other than in connection with the Acquisition.

        (d)   To the best knowledge of the Reporting Persons, no person other than the Reporting Persons and the Lenders, under certain conditions set forth in the Credit Agreement,has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the Subordinated Units owned by the Reporting Persons.

        (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Joint Filing Agreement

        The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Issuer Partnership Agreement

        Pursuant to the terms of the Issuer's Partnership Agreement, the subordination period applicable to the Subordinated Units will end once the Issuer meets the financial tests in its Partnership Agreement, but it generally cannot end before June 30, 2007. When the subordination period ends, all remaining Subordinated Units will convert into Common Units on a one-for-one basis. If the Issuer meets the financial tests in its Partnership Agreement for any quarter ending on or after June 30, 2005, 25% of the Subordinated Units will convert into Common Units. If the Issuer meets these tests for any quarter ending on or after June 30, 2006, an additional 25% of the Subordinated Units will convert into Common Units. The second early conversion of the Subordinated Units may not occur until at least one year after the first early conversion of Subordinated Units.

Purchase and Sale Agreement

        Pursuant to the Purchase Agreement, the Buyer agreed to buy and the Seller agreed to sell all of the membership interests in the Issuer GP. The Purchase Agreement is filed as an exhibit to this Schedule 13D and is incorporated by reference herein and the description set forth above is qualified in its entirety by reference thereto.

        The Issuer Partnership Agreement additionally contains various provisions with respect to the units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners. In addition the Issuer GP and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws, any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commission.

Item 7. Material to Be Filed as Exhibits

Exhibit A	—	Joint Filing Agreement.(1)
Exhibit B	—	First Amended and Restated Purchase and Sale Agreement, dated as of March 3, 2005.(1)
Exhibit C	—
First Amended and Restated Agreement of Limited Partnership of Pacific Energy Partners, L.P., dated July 26, 2002 (filed as Exhibit 3.2 to the Issuer's Form 10-Q filed on September 5, 2002), as amended by Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of the Issuer dated August 1, 2003 (filed as Exhibit 3.3 to the Issuer's Form S-3 filed on August 1, 2003), as amended by Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of Pacific Energy Partners, L.P., dated January 27, 2004 (filed as Exhibit 3.4 to the Issuer's Form 10-K filed March 15, 2005), as amended by Amendment No. 3 to First Amended and Restated Agreement of Limited Partnership of Pacific Energy Partners, L.P. (filed as Exhibit 3.1 to the Issuer's Form 10-Q on May 5, 2004).

(1)
Filed Herewith

Signature

        After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: March 14, 2005

LEHMAN BROTHERS HOLDINGS INC.
By:	/s/ BARRETT S. DIPAOLO Barrett S. DiPaolo Vice President
LEHMAN BROTHERS INC.
By:	/s/ BARRETT S. DIPAOLO Barrett S. DiPaolo Senior Vice President
LB I GROUP INC.
By:	/s/ BARRETT S. DIPAOLO Barrett S. DiPaolo Authorized Signatory
LB PACIFIC GP LLC
By:	/s/ BARRETT S. DIPAOLO Barrett S. DiPaolo Authorized Signatory
LB PACIFIC LP
By:	Pacific Energy GP, LLC, Its General Partner
By:	/s/ BARRETT S. DIPAOLO Barrett S. DiPaolo Authorized Signatory

Schedule A

LEHMAN BROTHERS HOLDINGS INC.
BOARD OF DIRECTORS

Name/Title	Business Address
Michael L. Ainslie Private Investor and former President and Chief Executive Officer of Sotheby's Holdings	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
John F. Akers Retired Chairman of International Business Machines Corporation	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Roger S. Berlind Theatrical Producer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Thomas H. Cruikshank Retired Chairman and Chief Executive Officer of Halliburton Company	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Marsha Johnson Evans President of American Red Cross	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Richard S. Fuld, Jr. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Sir Christopher Gent Non-Executive Deputy Chairman of GlaxoSmithKline plc	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Henry Kaufman President of Henry Kaufman & Company, Inc.	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
John D. Macomber Principal of JDM Investment Group	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Dina Merrill Director and Vice Chairman of RKO Pictures, Inc. and Actress	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

        All of the above individuals are citizens of the United States, except for Sir Christopher Gent, who is a citizen of the United Kingdom.

LEHMAN BROTHERS HOLDINGS INC.
EXECUTIVE OFFICERS

Name/Title	Business Address
Richard S. Fuld, Jr. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Jonathan E. Beyman Chief of Operations and Technology	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
David Goldfarb Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Joseph M. Gregory President and Chief Operating Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Christopher O'Meara Chief Financial Officer and Controller	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Thomas A. Russo Chief Legal Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

        All above individuals are citizens of the United States.

LEHMAN BROTHERS INC.
BOARD OF DIRECTORS

Name/Title	Business Address
Thomas A. Cruikshank Retired Chairman and Chief Executive Officer of Halliburton Company	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, New York 10019
Howard L. Clark, Jr. Vice Chairman	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Frederick Frank Vice Chairman	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Richard S. Fuld, Jr. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Harvey M. Krueger Vice Chairman	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

        All above individuals are citizens of the United States.

LEHMAN BROTHERS INC.
EXECUTIVE OFFICERS

Name/Title	Business Address
Richard S. Fuld, Jr. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
David Goldfarb Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Joseph M. Gregory President and Chief Operating Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Jonathan E. Beyman Chief of Operations and Technology	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Christopher O'Meara Chief Financial Officer and Controller	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Thomas A. Russo Chief Legal Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

        All above individuals are citizens of the United States.

LB I GROUP INC.
BOARD OF DIRECTORS

Name/Title	Business Address
Edward S. Grieb	745 Seventh Avenue New York, NY 10019
Christopher M. O'Meara	745 Seventh Avenue New York, NY 10019

EXECUTIVE OFFICERS

Name/Title	Business Address
Dexter E. Senft Managing Director	745 Seventh Avenue New York, NY 10019
Micheal I. Brill Senior Vice President	745 Seventh Avenue New York, NY 10019
Michael J. Konigsberg Senior Vice President	745 Seventh Avenue New York, NY 10019
Edward B. McGeough Senior Vice President	745 Seventh Avenue New York, NY 10019
Brian P. Wade Senior Vice President	745 Seventh Avenue New York, NY 10019
Jarett Wait Senior Vice President	745 Seventh Avenue New York, NY 10019
Alan Waskowitz Senior Vice President	745 Seventh Avenue New York, NY 10019
Jeffrey S. Wecker Senior Vice President	745 Seventh Avenue New York, NY 10019

        Above individuals are citizens of the United States.

LB PACIFIC LP
GENERAL PARTNER

Name/Title	Business Address
LB Pacific GP, LLC	399 Park Avenue, 9th Floor New York, NY 10022.

LB PACIFIC GP, LLC
BOARD OF DIRECTORS

Name/Title	Business Address
Christopher R. Manning President	c/o Lehman Brothers Inc. 399 Park Avenue, 9th Floor, New York, NY 10022
Joshua L. Collins Vice President, Secretary	c/o Lehman Brothers Inc. 399 Park Avenue, 9th Floor New York, NY 10022
Jeffrey C. Weber Vice President	c/o Lehman Brothers Inc. 399 Park Avenue, 9th Floor New York, NY 10022

OFFICERS

Name/Title	Business Address
Christopher R. Manning President	c/o Lehman Brothers Inc. 399 Park Avenue, 9th Floor, New York, NY 10022
Joshua L. Collins Vice President, Secretary	c/o Lehman Brothers Inc. 399 Park Avenue, 9th Floor New York, NY 10022
Jeffrey C. Weber Vice President	c/o Lehman Brothers Inc. 399 Park Avenue, 9th Floor New York, NY 10022
Fred E. Steinberg Vice President	c/o Lehman Brothers Inc. 399 Park Avenue, 9th Floor, New York, NY 10022
Deborah Nordell Vice President	c/o Lehman Brothers Inc. 399 Park Avenue, 9th Floor New York, NY 10022
Alyson I. Goldfarb Vice President	c/o Lehman Brothers Inc. 399 Park Avenue, 9th Floor, New York, NY 10022

        All of the above individuals are citizens and residents of the United States.

Schedule B

        LBI has been involved in a number of civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Each of these proceedings was settled by LBI consenting to the entry of an order without admitting or denying the allegations in the complaint. All of such proceedings are reported and summarized in the Schedule D to LBI's Form BD filed with the Securities and Exchange Commission, which descriptions are hereby incorporated by reference.

EXHIBIT A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

        The undersigned hereby agree as follows:

  (i)
  Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

  (ii)
  Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: March 14, 2005

[Signature Pages Follow]

LEHMAN BROTHERS HOLDINGS INC.
By:	/s/ BARRETT S. DIPAOLO Barrett S. DiPaolo Vice President
LEHMAN BROTHERS INC.
By:	/s/ BARRETT S. DIPAOLO Barrett S. DiPaolo Senior Vice President
LB I GROUP INC.
By:	/s/ BARRETT S. DIPAOLO Barrett S. DiPaolo Authorized Signatory
LB PACIFIC GP LLC
By:	/s/ BARRETT S. DIPAOLO Barrett S. DiPaolo Authorized Signatory
LB PACIFIC LP
By:	Pacific Energy GP, LLC, Its General Partner
By:	/s/ BARRETT S. DIPAOLO Barrett S. DiPaolo Authorized Signatory

Exhibit B

FIRST AMENDED AND RESTATED

PURCHASE AND SALE AGREEMENT

dated as of

March 3, 2005

by and among

PPS Holding Company,

The Anschutz Corporation,

and

LB Pacific, LP

TABLE OF CONTENTS

ARTICLE I DEFINITIONS		1
1.1	Definitions	1
1.2	Certain Interpretive Matters	6
ARTICLE II SALE AND PURCHASE OF THE PACIFIC GP INTERESTS		7
2.1	Sale and Purchase of the Pacific GP Interests	7
2.2	Closing	7
2.3	Deliveries at Closing	7
ARTICLE III REPRESENTATIONS AND WARRANTIES CONCERNING SELLER, TAC AND PACIFIC GP		9
3.1	Organization of Seller and TAC	9
3.2	Organization of Pacific GP	9
3.3	Authority Relative to this Agreement	9
3.4	Consents and Approvals; No Violation	9
3.5	Capitalization of Pacific GP	10
3.6	Capitalization of Pacific LP	11
3.7	Pacific GP Ownership of General Partner Interest, the IDRs and the Subordinated Units	11
3.8	Financial Statements	12
3.9	Undisclosed Liabilities	12
3.10	Tax Characterization of Pacific GP	12
3.11	Brokers	12
3.12	Private Offering	12
ARTICLE IV REPRESENTATIONS AND WARRANTIES CONCERNING THE PACIFIC ENERGY ENTITIES		12
4.1	Organization; Qualification	12
4.2	Ownership of Subsidiaries	13
4.3	Financial Statements	13
4.4	Undisclosed Liabilities	13
4.5	Pacific LP SEC Reports	13
4.6	Operating Surplus	13
4.7	Compliance with Applicable Laws	13
4.8	Certain Contracts and Arrangements	14
4.9	Legal Proceedings	14
4.10	Environmental Matters	15
4.11	Title to Properties and Rights of Way	15
4.12	Insurance	15
4.13	Tax Matters	16
4.14	Employee Benefits	17
4.15	Books and Record	17
4.16	No Material Adverse Effect	17
4.17	Regulation	17
4.18	Limitation of Representations and Warranties	18
ARTICLE V REPRESENTATIONS AND WARRANTIES OF BUYER		18
5.1	Organization	18
5.2	Authority Relative to this Agreement	18
5.3	Consents and Approvals; No Violation	18
5.4	Financing	19
5.5	Purchase for Investment	19
5.6	Due Diligence	19
5.7	Brokers	19
ARTICLE VI COVENANTS OF THE PARTIES		20
6.1	Conduct of the Business	21
6.2	Tax Covenants	21
6.3	Access to Information	22
6.4	Expenses	22
6.5	Further Assurances; Cooperation	22
6.6	Public Statements	22
6.7	Consents and Approvals	23
6.8	Indemnification and Insurance	23
6.9	No Other Discussions	24
6.10	No Further Proposals	24
6.11	No Solicitation of Employees	24
6.12	Financing Obligation	24
6.13	Supplemental Disclosure	24
6.14	Notice of Breach	25
6.15	Certain Post-Closing Distributions	25
ARTICLE VII CONDITIONS		25
7.1	Conditions to Obligations of Buyer	25
7.2	Conditions to Obligations of Seller and TAC	26
ARTICLE VIII INDEMNIFICATION		27
8.1	Indemnification	27
ARTICLE IX TERMINATION		29
9.1	Termination	29
9.2	Procedure and Effect of Termination	30
ARTICLE X MISCELLANEOUS PROVISIONS		30
10.1	Amendment and Modification	30
10.2	Waiver of Compliance; Consents	30
10.3	Survival of Representations, Warranties, Covenants and Obligations	31
10.4	Notices	31
10.5	Assignment	32
10.6	Parties in Interest; No Third-Party Beneficiaries	32
10.7	Specific Performance; No Punitive or Consequential Damages	32
10.8	Governing Law	32
10.9	COMPLIANCE WITH EXPRESS NEGLIGENCE RULE	32
10.10	Counterparts	32
10.11	Interpretation	32
10.12	Schedules and Exhibits	32
10.13	Entire Agreement	33
10.14	Severability	33

LIST OF SCHEDULES AND EXHIBITS

3.4(a)	Consents and Approvals; No Violation—Seller, TAC and Pacific GP
3.4(b)	Consents and Approvals; No Violation (Pre-Closing)—Pacific Energy Entities
3.4(c)	Consents and Approvals; No Violation (Post-Closing)—Pacific Energy Entities
3.4(d)	Seller's Required Regulatory Approvals
3.6	Capitalization of Pacific LP
3.8	Pacific GP Financial Statements
3.9	Undisclosed Liabilities
4.2(a)	Pacific Subsidiaries
4.2(b)	Ownership of Securities
4.3	Pacific LP Financial Statements
4.4	Undisclosed Liabilities
4.6	Operating Surplus
4.7	Compliance with Applicable Laws
4.8	Certain Contracts and Agreements
4.9	Legal Proceedings
4.10	Environmental Matters
4.13	Tax Matters
4.14	Employee Benefits
4.16	No Material Adverse Change
5.3(a)	Buyer's Consents and Approvals; No Violation
5.3(b)	Buyer's Required Regulatory Approvals
5.7	Brokers
6.1	Conduct of the Business

EXHIBIT A Ancillary Agreement

FIRST AMENDED AND RESTATED
PURCHASE AND SALE AGREEMENT

        This FIRST AMENDED AND RESTATED PURCHASE AND SALE AGREEMENT, dated as of March 3, 2005, is by and among PPS Holding Company, a Delaware corporation ("Seller"), LB Pacific, LP, a Delaware limited partnership ("Buyer"), and The Anschutz Corporation, a Kansas corporation ("TAC").

W I T N E S S E T H

        WHEREAS, Pacific Energy GP, Inc., a Delaware corporation ("Pacific GP"), is the sole general partner of Pacific Energy Partners, L.P., a Delaware limited partnership ("Pacific LP"), a publicly-traded master limited partnership engaged principally in the business of owning and operating crude oil transportation, marine terminal and storage assets (the "Business");

        WHEREAS, Seller currently owns in the aggregate all of the issued and outstanding shares of common stock of Pacific GP (the "Pacific GP Shares");

        WHEREAS, Pacific GP owns a 2% general partner interest in Pacific LP, all of the incentive distribution rights with respect to Pacific LP (the "IDRs") and 10,465,000 subordinated units representing subordinated limited partner interests in Pacific LP (the "Subordinated Units");

        WHEREAS, between the date hereof and the Closing Date (as hereinafter defined), Pacific GP will be converted (the "Conversion") into a Delaware limited liability company (the membership interests into which the Pacific GP Shares will be converted are hereinafter referred to as the "Pacific GP Interests");

        WHEREAS, Seller desires to sell all of the Pacific GP Interests to Buyer, and Buyer desires to acquire all of the Pacific GP Interests from Seller, in accordance with the provisions of this Agreement; and

        WHEREAS, Seller, TAC, Buyer, Pacific LP and Pacific GP have entered into that certain Ancillary Agreement dated as of October 29, 2004 and attached hereto as Exhibit A.

        NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements hereinafter set forth, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I
DEFINITIONS

        1.1 Definitions.

          (a)   As used in this Agreement, the following terms have the meanings specified in this Section 1.1(a).

            (1)   "Affiliate" has the meaning set forth in Rule 12b-2 promulgated under the Exchange Act.

            (2)   "Agreement" means this First Amended and Restated Purchase and Sale Agreement together with the Schedules and Exhibits hereto, as the same may be from time to time amended.

            (3)   "Business Day" shall mean any day other than Saturday, Sunday and any day on which banking institutions in New York are authorized by law or other governmental action to close.

            (4)   "Buyer Material Adverse Effect" means any change in, or effect on, Buyer that is materially adverse to the business, assets, results of operations or financial condition of Buyer; provided, however, that a Buyer Material Adverse Effect shall not be deemed to have occurred as a result of (a) any change generally affecting the Canadian, national, regional or local crude oil transportation and storage industry as a whole and not affecting Buyer in any manner or degree significantly different than the industry as a whole; (b) any materially adverse change in or effect on Buyer which is cured (including by the payment of money) before the Closing Date; (c) any actions or omissions of any Party hereto taken with the prior written consent of the other Party in contemplation of the Closing; (d) the direct effects of compliance with this Agreement on the operating performance of Buyer, including expenses incurred by Buyer in consummating the Closing or relating to any litigation arising as a result of this Agreement or the Closing; (e) changes attributable to or resulting from changes in general economic conditions, except to the extent that Buyer is adversely affected in a disproportionate manner as compared to other industry participants; and (f) changes directly attributable to acts of terrorism or acts of the public enemy, except to the extent that Buyer is adversely affected in a disproportionate manner as compared to other industry participants.

            (5)   "Commercially Reasonable Efforts" means efforts which are designed to enable a Party, directly or indirectly, to satisfy a condition to, or otherwise assist in the consummation of, the transactions contemplated by this Agreement and which do not require the performing Party to expend any funds or assume liabilities other than expenditures and liabilities which are customary and reasonable in nature and amount in the context of the transactions contemplated by this Agreement; provided, however, under no circumstances shall Seller or TAC be obligated to remove a member of the board of directors of Pacific GP in order to satisfy using its Commercially Reasonable Efforts pursuant to this Agreement.

            (6)   "Common Units" means Common Units of Pacific LP as defined in the Pacific LP Partnership Agreement.

            (7)   "Confidentiality Agreement" means the Confidentiality Agreement between Pacific LP and Lehman Brothers Merchant Banking Associates III L.L.C., a Delaware limited liability company, dated October 20, 2004.

            (8)   "Employment Agreement" means any employment agreement to which any Pacific Energy Entity is a party other than (i) standard offer letters or (ii) any agreement which is terminable upon 30 days notice or less.

            (9)   "Employee Benefit Plan" means any "employee benefit plan" (within the meaning of Section 3(3) of ERISA), and any stock purchase, stock option, change-in-control, collective bargaining, incentive, employee loan, deferred compensation, pension, profit-sharing, retirement, bonus, retention bonus, severance and other employee benefit or fringe benefit plan, agreement, program, policy or other arrangement, whether or not subject to ERISA (including any funding mechanism now in effect or required in the future as a result of the transaction contemplated by this Agreement or otherwise), whether formal or informal, oral or written, legally binding or not, maintained by, sponsored by or contributed to by or obligated to be contributed to by any Pacific Energy Entity.

            (10) "Encumbrances" means any mortgages, pledges, liens, security interests, conditional and installment sale agreements, activity and use limitations, conservation easements, deed restrictions, easements, encumbrances and charges of any kind.

            (11) "Environmental Law" means any applicable law (including common law) regulating or prohibiting Releases into any part of the workplace or the environment, or pertaining to the protection of natural resources or wildlife, the environment or public and employee health and safety including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") (42 U.S.C. Section 9601 et seq.) and state counterpart statutes, the Hazardous Materials Transportation Act (49 U.S.C. Section 5101 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. Section 6901 et seq.), the Clean Water Act (33 U.S.C. Section 1251 et seq.), the Clean Air Act (42 U.S.C. Section 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. Section 2601 et seq.), the Oil Pollution Act of 1990 (33 U.S.C. Section 2701 et seq.), the Atomic Energy Act of 1954 (42 U.S.C. Section 2014 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. Section 136 et seq.), and the Occupational Safety and Health Act (29 U.S.C. Section 651 et seq.) ("OSHA") and the regulations promulgated pursuant thereto, and any such applicable international treaties, national, provincial, state or local statutes, and the regulations promulgated pursuant thereto, as such laws have been amended as of the Closing Date.

            (12) "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

            (13) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

            (14) "FERC" means the United States Federal Energy Regulatory Commission or any successor agency thereto.

            (15) "GAAP" means United States generally accepted accounting principles.

            (16) "Governmental Authority" means any federal, state, local or other governmental, regulatory or administrative agency, commission, department, board, or other governmental subdivision, court, tribunal, arbitrating body or other governmental authority.

            (17) "Indebtedness" means all indebtedness, liabilities and obligations, now existing or hereafter arising, for money borrowed by any Pacific Energy Entity, whether or not evidenced by any note, indenture or agreement.

            (18) "Indemnitee" means a Buyer Indemnitee or Seller Indemnitee, as applicable.

            (19) "Indemnifiable Loss" means a Seller Indemnifiable Loss or Buyer Indemnifiable Loss, as applicable.

            (20) "Inspection" means all tests, reviews, examinations, inspections, investigations, verifications, samplings and similar activities conducted by Buyer or its agents or Representatives with respect to the Business prior to the Closing.

            (21) "Knowledge" means (i) with respect to Seller, the actual knowledge of Philip F. Anschutz, Clifford P. Hickey, Craig D. Slater and Cannon Y. Harvey after reasonable inquiry of Douglas L. Polson, Irvin Toole, Jr., Gerald A. Tywoniuk and Lynn T. Wood, and with respect to Section 4.10 only, Mark Reese; provided, however, that such reasonable inquiry requirement shall be deemed fully satisfied so long as each individual has reviewed the applicable provisions herein and responded to Seller without the necessity of further investigation; and (ii) with respect to Buyer, the actual knowledge of Jeffrey Weber, Joshua Collins and Christopher Manning after reasonable inquiry.

            (22) "Operating Surplus" has the meaning set forth in the Pacific LP Partnership Agreement.

            (23) "Organizational Documents" means the agreement or certificate of limited partnership, limited liability company agreement, certificate of formation, certificate of incorporation, bylaws, memorandum and articles of association or other organizational documents of any of the Pacific Energy Entities, Seller, TAC, or Buyer, as applicable.

            (24) "Pacific Energy Entities" means Pacific GP, Pacific LP and the Pacific Subsidiaries, collectively.

            (25) "Pacific LP Partnership Agreement" means the First Amended and Restated Agreement of Limited Partnership of Pacific LP, dated as of July 26, 2002, as amended to date.

            (26) "Pacific Material Adverse Effect" means, with respect to any Pacific Energy Entity, any change in, or effect on, any such entity that is materially adverse to the business, assets, results of operations or financial condition of the Pacific Energy Entities taken as a whole; provided, however, that a Pacific Material Adverse Effect shall not be deemed to have occurred as a result of (a) any change generally affecting the Canadian, national, regional or local crude oil transportation and storage industry as a whole and not affecting the Pacific Energy Entities in any manner or degree significantly different than the industry as a whole; (b) any materially adverse change in or effect on any Pacific Energy Entity which is cured (including by the payment of money) before the Closing Date; (c) any actions or omissions of any Party hereto taken with the prior written consent of the other Party in contemplation of the Closing; (d) the direct effects of compliance with this Agreement on the operating performance of the Pacific Energy Entities including expenses incurred by the Pacific Energy Entities in consummating the Closing or relating to any litigation arising as a result of this Agreement or the Closing; (e) any decrease in the public trading price of the Common Units (it being understood that any fact or development giving rise or contributing to such change in the trading price may be taken into account in determining whether there has been a Pacific Material Adverse Effect); (f) any ratings decline on the Senior Notes (it being understood that any fact or development giving rise or contributing to such ratings decline may be taken into account in determining whether there has been a Pacific Material Adverse Effect); (g) changes attributable to or resulting from changes in general economic conditions, except to the extent that the Pacific Energy Entities taken as a whole are adversely affected in a disproportionate manner as compared to other industry participants; and (h) changes directly attributable to acts of terrorism or acts of the public enemy, except to the extent that the Pacific Energy Entities and their subsidiaries taken as a whole are adversely affected in a disproportionate manner as compared to other industry participants.

            (27) "Pacific Subsidiaries" means the entities listed on Schedule 4.2(a) hereto.

            (28) "Partnership Credit Facilities" means the Credit Agreement between RPC Acquisition Company, as borrower and Royal Bank of Canada, Bank of America, N.A. Canada Branch, Bank of Montreal, The Bank of Nova Scotia, BNP Paribas (Canada), Congress Financial Corporation (Canada) and Union Bank of California, N.A., Canada Branch, as lenders and Royal Bank of Canada as agent of the lenders dated May 11, 2004, as amended, and the Credit Agreement between Pacific Energy Group LLC, as borrower, Pacific LP, as guarantor, and Fleet National Bank, as administrative agent, U.S. Bank National Association, as syndication agent, Fortis Capital Corp., and the Bank of Nova Scotia as co-documentation agents and Fleet Securities, Inc. and U.S. Bank National Association as co-arrangers and co-book managers and certain financial institutions, as lenders dated July 19, 2002, as amended.

            (29) "Party," and collectively, "Parties" means Seller, Buyer and TAC.

            (30) "Permitted Encumbrances" means (a) all Encumbrances securing the Indebtedness of any Pacific Energy Entity pursuant to the Partnership Credit Facilities and the payment, performance and observance by any of them of their obligations thereunder, (b) the Encumbrances set forth in the Schedules to this Agreement, and specifically identified as such, (c) liens for Taxes not yet due and payable or the validity of which is being contested in good faith by appropriate legal proceedings and for which adequate reserves have been set aside, (d) statutory liens (including materialmen's, mechanic's, repairman's, landlord's and other similar liens) arising in connection with the ordinary course of business securing payments not yet due and payable or, if due and payable, the validity of which is being contested in good faith by appropriate legal proceedings and for which adequate reserves have been set aside, (e) any Encumbrance arising from any Pacific Energy Entity's rights or obligations under the Pacific LP Partnership Agreement, (f) any restrictions on transfer under state or federal securities laws, (g) Encumbrances that will be discharged on or prior to the Closing Date, (h) laws, ordinances and regulations affecting building use and occupancy or reservations of interest in title imposed or promulgated by law or any Governmental Authority with respect to real property, including zoning regulations, provided they do not materially interfere with the present use of the applicable real property, and (i) Encumbrances and minor title defects that do not materially interfere with the present use of the asset subject thereto or which would not have a Pacific Material Adverse Effect.

            (31) "Person" means any individual, partnership, limited liability company, joint venture, corporation, trust, association, unincorporated organization or Governmental Authority.

            (32) "Release" means any release, spill, effluent, emission, leaking, pumping, pouring, emptying, escaping, dumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the environment, or into or out of any property currently or formerly owned, operated or leased by any of the Pacific Energy Entities.

            (33) "Representatives" of a Party means the Party and its directors, officers, employees, agents, partners, representatives, advisors (including accountants, counsel, environmental consultants, financial advisors and other authorized representatives), and parents and other controlling Persons.

            (34) "Restricted Unit" has the meaning set forth in the Pacific GP Long-Term Incentive Plan.

            (35) "SEC" means the United States Securities and Exchange Commission and any successor agency thereto.

            (36) "Securities Act" means the Securities Act of 1933, as amended.

            (37) "Senior Notes" means the 7 1/8% Senior Notes with a maturity date of June 2014 issued by Pacific LP.

            (38) "Subsidiary" when used in reference to any Person means any entity of which outstanding securities having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions of such entity, are owned directly or indirectly, by such Person.

            (39) "Taxes" means all taxes, charges, fees, levies, duties, imposts, penalties or other assessments imposed by any federal, state, local or foreign taxing authority, including, but not limited to, income, excise, ad valorem, real or personal property, sales, use, transfer, franchise, payroll, withholding, social security, gross receipts, license, stamp, occupation, employment, utility, severance, production, windfall profits or other taxes, including any interest, penalties or additions attributable thereto.

            (40) "Tax Return" means any return, report, information return, declaration, statement, claim for refund or other document (including any schedule or related or supporting information) required to be supplied to any taxing authority with respect to Taxes including amendments thereto.

          (b)   Each of the following terms has the meaning specified in the Section set forth opposite such term:

Term	Section
Applicable Laws	4.7
Bank Commitment Letter	5.4
Business	Recitals
Buyer	Preamble
Buyer Indemnifiable Loss	8.1(b)
Buyer Indemnitee	8.1(b)
Buyer's Required Regulatory Approvals	5.3(b)
Closing	2.2
Closing Date	2.2
Code	2.3(b)(ix)
Conversion	Recitals
Covered Officers and Directors	6.8(b)
Direct Claim	8.1(i)
Enabling Agreement	7.1(j)
Financing	5.4
Financing Letters	5.4
IDRs	Recitals
Indemnifying Party	8.1(c)
Lehman Equity Commitment Letter	5.4
Material Agreements	4.8(a)
Pacific GP	Recitals
Pacific GP Financial Statements	3.8
Pacific GP Interests	Recitals
Pacific GP Long-Term Incentive Plan	6.1(b)(ix)
Pacific GP Shares	Recitals
Pacific LP	Recitals
Pacific LP Financial Statements	4.3
Pacific LP SEC Reports	4.5
Purchase Price	2.3(a)
rights-of-way	4.11
Seller	Preamble
Seller Indemnifiable Loss	8.1(a)
Seller Indemnitee	8.1(a)
Seller's Required Regulatory Approvals	3.4(d)
Subordinated Units	Recitals
TAC	Preamble
Termination Date	9.1(b)
Third Party Claim	8.1(f)
Transfer Taxes	6.2(c)

        1.2 Certain Interpretive Matters.

        In this Agreement, unless the context otherwise requires, the singular shall include the plural, the masculine shall include the feminine and neuter, and vice versa. The term "includes" or "including" shall mean "including without limitation." References to a Section, Article, Exhibit or Schedule shall mean a Section, Article, Exhibit or Schedule of this Agreement, and reference to a given agreement or instrument shall be a reference to that agreement or instrument as modified, amended, supplemented and restated through the date as of which such reference is made.

ARTICLE II
SALE AND PURCHASE OF THE PACIFIC GP INTERESTS

        2.1 Sale and Purchase of the Pacific GP Interests. Upon the terms and subject to the satisfaction of the conditions contained in this Agreement, at the Closing, Seller shall sell, transfer and deliver to Buyer, and Buyer shall purchase from Seller, the Pacific GP Interests.

        2.2 Closing. Upon the terms and subject to the satisfaction of the conditions contained in Article VII of this Agreement, the sale, transfer, and delivery of the Pacific GP Interests to Buyer, the payment of the Purchase Price to Seller, and the consummation of the other respective obligations of the Parties contemplated by this Agreement shall take place at a closing (the "Closing"), to be held at the offices of Hogan & Hartson L.L.P., One Tabor Center, Suite 1500, 1200 Seventeenth Street, Denver, CO 80202, at 10:00 a.m. local time, or another mutually acceptable time and location, on the date that is the later of (i) January 3, 2005 or (ii) three (3) Business Days following the date on which the last of the conditions precedent to Closing set forth in Article VII of this Agreement have been either satisfied or waived by the Party for whose benefit such conditions precedent exist, other than those conditions which by their nature are to be satisfied at the Closing but subject to waiver or fulfillment of those conditions. The date of Closing is hereinafter called the "Closing Date." The Closing shall be effective for all purposes as of 12:01 a.m. on the Closing Date.

        2.3 Deliveries at Closing.

          (a)   Upon the terms and subject to the satisfaction of the conditions contained in this Agreement, at the Closing, Seller shall assign, transfer and deliver to Buyer certificates for the Pacific GP Interests. Buyer shall pay to Seller at the Closing an aggregate amount equal to the sum of Three Hundred Forty Million Dollars ($340,000,000) (the "Purchase Price"). The Purchase Price paid by Buyer shall be allocated between the Pacific GP Interests, the IDRs and the Subordinated Units as Seller and Buyer may agree between the date hereof and the Closing. If Seller and Buyer are unable to agree on the allocation of the Purchase Price within thirty (30) days after the execution of this Agreement, Seller and Buyer shall mutually select a nationally recognized accounting firm, investment banking firm or other expert in valuation analysis, which shall determine the allocation, and the determination of such firm shall be final and binding on the Parties. If Seller and Buyer cannot agree on the firm, they shall choose the one recommended by KPMG LLP, the independent public accountant of Pacific LP. The fees and expenses of such accounting firm shall be borne equally by Seller and Buyer. The Parties agree to cooperate fully with such accounting firm and furnish such firm with such information as it may require to make such determination. All such payments shall be by wire transfer of immediately available funds denominated in U.S. dollars or by such other means as agreed upon by Seller and Buyer.

          (b)   At the Closing, Seller and TAC, as applicable, shall deliver, or shall cause to be delivered, to Buyer the following:

            (i)    Certificates representing the Pacific GP Interests;

            (ii)   The written resignations of Philip F. Anschutz and Clifford P. Hickey from the board of directors of Pacific GP effective as of the Closing Date;

            (iii)  Copies of any and all governmental and other third party consents, waivers or approvals obtained by Seller with respect to the consummation of the transactions contemplated by this Agreement;

            (iv)  Copies of the Certificate of Incorporation of Seller, TAC and Pacific GP (pre-Conversion) and of the Certificate of Formation of Pacific GP (post-Conversion), each certified by the Secretary of State of the jurisdiction of its formation within a recent date;

            (v)   Certificates of the Secretary or Assistant Secretary of Seller and TAC, each certifying as to (1) its bylaws, (2) the board and stockholder resolutions authorizing the execution and delivery of this Agreement and all of the agreements and instruments to be executed and delivered by Seller and TAC in connection herewith, and the consummation of the transactions contemplated hereby, and (3) its incumbent officers authorized to execute and deliver this Agreement and the other agreements and instruments contemplated hereby, setting forth the name and title and bearing the signatures of such officers.

            (vi)  Certificates of good standing or certificates of status, as applicable, with respect to Seller, TAC and each Pacific Energy Entity issued by the jurisdiction of its formation or incorporation;

            (vii) A Certificate of the Secretary or Assistant Secretary of Seller certifying as to the Pacific LP Partnership Agreement;

            (viii)   A certificate from Seller, dated the Closing Date, to the effect that the conditions set forth in Sections 7.1(c) and 7.1(d) have been satisfied by Seller;

            (ix)  Certificates meeting the requirements of Section 1445 of the Internal Revenue Code of 1986, executed and sworn to by Seller; provided, however, that Seller may decline to provide such certificate, in which event Buyer shall be entitled to withhold from the Purchase Price and pay to the Internal Revenue Service such amounts as shall be required by Section 1445 of the Internal Revenue Code of 1986, as amended (the "Code"); and

            (x)   Such other agreements, consents, documents, instruments and writings as are required to be delivered by Seller or TAC at or prior to the Closing Date pursuant to this Agreement.

          (c)   At the Closing, Buyer shall deliver, or shall cause to be delivered, the following to Seller:

            (i)    The Purchase Price;

            (ii)   Copies of any and all governmental and other third party consents, waivers or approvals obtained by Buyer with respect to the consummation of the transactions contemplated by this Agreement;

            (iii)  A certificate of the Secretary or Assistant Secretary of the general partner of Buyer certifying as to (1) Buyer's Certificate of Limited Partnership and Limited Partnership Agreement, (2) board resolutions of the general partner of Buyer authorizing the execution and delivery of this Agreement and all of the agreements and instruments to be executed and delivered by Buyer in connection herewith, and the consummation of the transactions contemplated hereby and (3) Buyer's general partner's incumbent officers authorized to execute and deliver this Agreement and the other agreements and instruments contemplated hereby, setting forth the name and title and bearing the signatures of such officers;

            (iv)  A certificate of good standing with respect to Buyer, issued by the Secretary of State of Delaware; and

            (v)   A certificate from an authorized officer of Buyer dated the Closing Date to the effect that the conditions set forth in Sections 7.2(c) and 7.2(d) have been satisfied by Buyer.

ARTICLE III
REPRESENTATIONS AND WARRANTIES CONCERNING SELLER, TAC AND PACIFIC GP

        Seller and TAC hereby represent and warrant to Buyer as follows:

        3.1 Organization of Seller and TAC. Each of Seller and TAC has been duly incorporated and is validly existing in good standing under the laws of the state of its incorporation, with requisite corporate power and authority to own, lease or otherwise hold and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority, individually or in the aggregate, would not have a Pacific Material Adverse Effect.

        3.2 Organization of Pacific GP. As of October 29, 2004, Pacific GP has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware. At the Closing Date, after giving effect to the Conversion, Pacific GP will be duly formed and validly existing as a limited liability company in good standing under the laws of the State of Delaware. Pacific GP has and at the Closing Date will have requisite corporate power and authority and requisite limited liability company power and authority to own, lease or otherwise hold and operate its properties and assets and to carry on its business as presently conducted except where the failure to have such power or authority, individually or in the aggregate, would not have a Pacific Material Adverse Effect.

        3.3 Authority Relative to this Agreement. As of October 29, 2004, except with respect to the Conversion, (i) Seller and TAC had all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby; and (ii) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action required on the part of Seller and TAC and no other board or stockholder proceedings on the part of Seller or TAC are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. At the Closing Date, (i) Seller and TAC will have all requisite corporate power and authority to consummate the transactions contemplated hereby, and (ii) the consummation of the transactions contemplated hereby will have been duly and validly authorized by all necessary corporate action required on the part of Seller and TAC and no other board, manager, partner, stockholder, or member proceedings on the part of Seller or TAC will be necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller and TAC, and assuming that this Agreement constitutes a valid and binding agreement of Buyer, constitutes the legal, valid and binding agreement of Seller and TAC, enforceable against Seller and TAC in accordance with its terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting or relating to the enforcement of creditors rights generally or general principles of equity (regardless of whether enforcement is considered in a proceeding at law or in equity).

        3.4 Consents and Approvals; No Violation.

          (a)   Except as set forth in Schedule 3.4(a), and subject to the receipt of Seller's Required Regulatory Approvals, neither the execution and delivery of this Agreement by Seller or TAC nor the consummation of the transactions contemplated hereby does or will (i) conflict with or result in the breach or violation of any provision of the Organizational Documents of Seller, TAC, or Pacific GP; (ii) result in the creation or imposition of any Encumbrance upon the Pacific GP Shares or the Pacific GP Interests; (iii) result in a default (or give rise to any right of termination, cancellation or acceleration) or constitute a change of control under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation to which Seller, TAC or Pacific GP is a party, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained or which would not have a Pacific Material Adverse Effect; or (iv) constitute violations of any order, judgment, writ, injunction, decree, statute, rule or regulation applicable to Seller, TAC or Pacific GP, which violation would have a Pacific Material Adverse Effect.

          (b)   Except as set forth in Schedule 3.4(b), and subject to the receipt of Seller's Required Regulatory Approvals, to Seller's Knowledge, as of October 29, 2004, neither the execution and delivery of this Agreement by Seller or TAC nor the consummation of the transactions contemplated hereby (i) conflict with or result in the breach or violation of any provision of the Organizational Documents of any Pacific Energy Entity (other than Pacific GP); (ii) except with respect to rights-of-way, result in a default (or give rise to any right of termination, cancellation or acceleration) or constitute a change of control under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation to which any Pacific Energy Entity (other than Pacific GP) is a party, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained or which would not have a Pacific Material Adverse Effect; or (iii) constitute violations of any order, judgment, writ, injunction, decree, statute, rule or regulation applicable to any Pacific Energy Entity (other than Pacific GP), which violation would have a Pacific Material Adverse Effect.

          (c)   Except as set forth in Schedule 3.4(c), and subject to the receipt of Seller's Required Regulatory Approvals, as of the Closing Date, neither the execution and delivery of this Agreement by Seller or TAC nor the consummation of the transactions contemplated hereby (i) conflict with or results in the breach or violation of any provision of the Organizational Documents of any Pacific Energy Entity (other than Pacific GP); (ii) except with respect to the rights-of-way, result in a default (or give rise to any right of termination, cancellation or acceleration) or constitute a change of control under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation to which any Pacific Energy Entity (other than Pacific GP) is a party, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained or which would not have a Pacific Material Adverse Effect; or (iii) constitute violations of any order, judgment, writ, injunction, decree, statute, rule or regulation applicable to any Pacific Energy Entity (other than Pacific GP), which violation would have a Pacific Material Adverse Effect.

          (d)   Except as set forth in Schedule 3.4(d) (the filings and approvals referred to in Schedule 3.4(d) being collectively referred to as the "Seller's Required Regulatory Approvals"), no declaration, filing or registration with, or notice to, or authorization, consent or approval of any Governmental Authority is necessary for the consummation by Seller or TAC of the transactions contemplated hereby, other than (i) such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not obtained or made, will not have a Pacific Material Adverse Effect, or (ii) such declarations, filings, registrations, notices, authorizations, consents or approvals which become applicable to a Pacific Energy Entity, as a result of the specific regulatory status of Buyer (or any of its Affiliates) or the result of any other facts that specifically relate to the business or activities in which Buyer (or any of its Affiliates) is or proposes to be engaged.

        3.5 Capitalization of Pacific GP.

          (a)   As of October 29, 2004, the authorized capital stock of Pacific GP consisted of One Thousand (1,000) shares of common stock, par value $0.01 per share. The Pacific GP Shares have been duly authorized, validly issued and are fully paid and nonassessable and are owned of record by Seller, free and clear of any Encumbrances other than any restrictions on transfer under state or federal securities laws. On the Closing Date, after giving effect to the Conversion, Seller will own all of the issued and outstanding Pacific GP Interests; such membership interests will be duly authorized, validly issued in accordance with the limited liability company agreement of Pacific GP and will be fully paid and nonassessable; and Seller will own such membership interests of record free and clear of any Encumbrances other than restrictions on transfer under state or federal securities laws.

          (b)   Except for the Pacific GP Interests, on the Closing Date there will be no shares of capital stock or membership interests, or other equity securities of Pacific GP outstanding, as applicable. As of the Closing Date, the Pacific GP Interests will not have been issued in violation of, and the Pacific GP Interests will not be subject to, any purchase option, call, right of first refusal, prescriptive, subscription or similar rights under any provision of applicable law, the applicable Organizational Documents of Pacific GP or any contract, agreement or instrument to which Pacific GP or Seller is a party. There are no outstanding warrants, options, rights, "phantom" stock rights, agreements, convertible or exchangeable securities or other commitments (i) pursuant to which Seller or Pacific GP is or may become obligated to issue, sell, purchase, return or redeem any shares of capital stock or other securities of Pacific GP or (ii) that give any Person the right to receive any benefits or rights similar to any rights enjoyed by or accruing to the holders of the capital stock or membership interests of Pacific GP.

        3.6 Capitalization of Pacific LP. Immediately prior to Closing, Pacific LP has the authority to issue up to an aggregate of 607,500 additional Parity Units (as defined in the Pacific LP Partnership Agreement) during the Subordination Period (as defined in the Pacific LP Partnership Agreement) pursuant to Section 5.7(a) of the Pacific LP Partnership Agreement. As of the date hereof, Pacific LP has no limited partner interests issued and outstanding other than the following:

            (i)    19,158,747 Common Units;

            (ii)   10,465,000 Subordinated Units held by Pacific GP; and

            (iii)  the IDRs held by Pacific GP.

  The Pacific LP limited partner interests have been duly authorized and validly issued in accordance with the Pacific LP Partnership Agreement and have not been issued in violation of, and the Pacific LP limited partner interests are not subject to, any purchase option, call, right of first refusal, prescriptive, subscription or similar rights under any provision of Applicable Law, the Pacific LP Partnership Agreement or any contract, agreement or instrument to which Pacific LP, Seller or TAC are a party (except for rights Pacific GP may hold relating to the registration of securities pursuant to Section 7.12(b) of the Pacific LP Partnership Agreement and any preemptive rights it may hold pursuant to Section 5.9 of the Pacific LP Partnership Agreement). Except as provided in the Pacific LP Partnership Agreement, and except as set forth on Schedule 3.6, immediately prior to the Closing, other than approximately 160,000 Restricted Units, 15,000 phantom units issued to Canadian employees and 50,000 options to purchase Common Units, all of the foregoing which shall have vested on or before the Closing Date, there are no outstanding warrants, options, rights, "phantom" stock rights, agreements, convertible or exchangeable securities or other commitments (i) pursuant to which Pacific LP is or may become obligated to issue, sell, purchase, return or redeem any limited partner interests or other securities of Pacific LP or (ii) that give any Person the right to receive any benefits or rights similar to any rights enjoyed by or accruing to the holders of limited partner interests of Pacific LP.

        3.7 Pacific GP Ownership of General Partner Interest, the IDRs and the Subordinated Units. Pacific GP is the sole general partner of Pacific LP and owns of record and beneficially its 2.0% general partner interest, all of the IDRs and 10,465,000 Subordinated Units in Pacific LP; such general partner interest, the IDRs and the Subordinated Units have been duly authorized and validly issued in accordance with the Pacific LP Partnership Agreement; and Pacific GP owns such general partner interest, the IDRs and the Subordinated Units free and clear of any Encumbrances other than any restrictions on transfer (i) under state or federal securities laws or (ii) arising from the Pacific LP Partnership Agreement.

        3.8 Financial Statements. The financial statements of Pacific GP (the "Pacific GP Financial Statements"), including all related notes and schedules, listed on Schedule 3.8 hereto or incorporated by reference herein, fairly present in all material respects the financial position of Pacific GP as of December 31, 2003 and have been prepared in accordance with GAAP.

        3.9 Undisclosed Liabilities. Except as set forth on Schedule 3.9 or otherwise reflected in the Pacific GP Financial Statements, Pacific GP has not (i) engaged in or conducted, directly or indirectly, any business or other activities other than (a) serving as the general partner of Pacific LP (including providing employees and other services to Pacific LP), or (b) owning the 2% general partner interest, the IDRs, Common Units and the Subordinated Units, or (ii) incurred any Indebtedness, liability or obligations, absolute or contingent, other than liabilities or obligations which arise by virtue of Pacific GP's being the general partner of Pacific LP or that have been incurred on behalf of Pacific LP in the ordinary course of business that are properly reimbursable by Pacific LP. Pacific GP has not agreed in writing to be a guarantor or obligor of any debt of any of the Pacific Energy Entities. Neither the Partnership Credit Facilities nor the Senior Notes are recourse to Pacific GP. Pacific GP does not have any liability or obligation to make any additional capital contributions to Pacific LP pursuant to Section 5.2(b) of the Pacific LP Partnership Agreement as a result of issuance of additional units prior to the date hereof, including issuances under the Pacific GP Long Term Incentive Plan.

        3.10 Tax Characterization of Pacific GP. Immediately prior to the Conversion, Pacific GP will have in effect a valid election for Pacific GP to be treated as a "qualified subchapter S subsidiary" in accordance with Section 1361(b)(3) of the Code.

        3.11 Brokers. Neither TAC nor Seller has employed the service of an investment banker, financial advisor, broker or finder in connection with this Agreement or any of the transactions contemplated hereby and Pacific GP does not have any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

        3.12 Private Offering. Assuming the representations of Buyer contained in Sections 5.5 and 5.6 are true and correct, the issuance, sale and delivery of the Pacific GP Interests and the Subordinated Units are exempt from the registration and prospectus delivery requirements of the Securities Act.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES CONCERNING THE PACIFIC ENERGY ENTITIES

        Seller hereby represents and warrants to Buyer to Seller's Knowledge as follows:

        4.1 Organization; Qualification. Pacific LP and each of the Pacific Subsidiaries has been duly formed or incorporated and is validly existing and in good standing as a limited partnership, limited liability company, corporation, unlimited liability company or otherwise under the law of its jurisdiction of formation or incorporation with requisite partnership, limited liability company, corporate, unlimited liability company or other power and authority, as the case may be, to own, lease or otherwise hold and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority, individually or in the aggregate, would not have a Pacific Material Adverse Effect. Each of the Pacific Energy Entities is duly qualified and in good standing to do business as a foreign limited partnership, limited liability company, corporation, unlimited liability company or otherwise, as the case may be, in each jurisdiction in which the conduct or nature of its business or the ownership, leasing, holding or operating of its properties makes such qualification necessary, except such jurisdictions where the failure to be so qualified or in good standing, individually or in the aggregate, would not have a Pacific Material Adverse Effect.

        4.2 Ownership of Subsidiaries.

          (a)   Ownership of Pacific Subsidiaries. All of the outstanding shares of capital stock or other equity interests of each Pacific Subsidiary (i) have been duly authorized and validly issued and (ii) are owned 100% directly or indirectly by Pacific LP, free and clear of any Encumbrance other than those arising in connection with the Partnership Credit Facilities and federal and state securities laws. As of the date hereof, there are no Pacific Subsidiaries other than those set forth on Schedule 4.2(a).

          (b)   Ownership of Securities. Except with respect to the ownership of any equity or long-term debt securities between or among the Pacific Energy Entities, none of the Pacific Energy Entities owns or will own at the Closing Date, directly or indirectly, any equity or long-term debt securities of any corporation, partnership, limited liability company, joint venture, association or other entity other than as set forth in Schedule 4.2(b).

        4.3 Financial Statements. The financial statements of Pacific LP (the "Pacific LP Financial Statements"), including all related notes and schedules, listed on Schedule 4.3 hereto or incorporated by reference therein, fairly present in all material respects the consolidated financial position of Pacific LP and its subsidiaries, as of the respective dates thereof, and the consolidated results of operations and cash flows of Pacific LP and its subsidiaries for the periods indicated and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and subject in the case of interim financial statements to normal year-end adjustment.

        4.4 Undisclosed Liabilities. Except as set forth on Schedule 4.4, neither Pacific LP nor any of the Pacific Subsidiaries has any Indebtedness or liability, absolute or contingent, which is not shown on or provided for in the Pacific LP Financial Statements, other than (i) liabilities incurred or accrued in the ordinary course of business consistent with past practice since June 30, 2004, including liens for current Taxes and assessments not in default, or (ii) liabilities of Pacific LP or any of the Pacific Subsidiaries that, individually or in the aggregate, are not material to Pacific LP and the Pacific Subsidiaries, taken as a whole, and that are not required by GAAP to be included in the consolidated financial statements of Pacific LP.

        4.5 Pacific LP SEC Reports. Since July 26, 2002, all reports, including but not limited to the Annual Reports on Form 10-K, the Quarterly Reports on Form 10-Q and the Current Reports on Form 8-K, required to be filed by Pacific LP with the SEC pursuant to the Exchange Act have been timely filed (the "Pacific LP SEC Reports"). All such Pacific LP SEC Reports (i) were prepared in all material respects in accordance with the requirements of the Exchange Act and the rules and regulations thereunder, and (ii) did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

        4.6 Operating Surplus. Schedule 4.6 sets forth the amount of Operating Surplus of Pacific LP with respect to each quarter of Pacific LP during its existence and the extent to which Operating Surplus was affected by changes in working capital borrowings or Operating Surplus reserves during each quarter.

        4.7 Compliance with Applicable Laws. Except with respect to Tax matters (which are provided for in Section 4.13), environmental matters (which are provided for in Section 4.10), and employee benefit matters (which are provided for in Section 4.14) and except as set forth in the Pacific LP SEC Reports, each of the Pacific Energy Entities is in compliance with all applicable statutes, laws, ordinances, rules, orders, permits, and regulations of any Governmental Authority ("Applicable Laws"), other than any noncompliance which would not have a Pacific Material Adverse Effect. Except as set forth in Schedule 4.7, neither Seller nor Pacific GP has received any written communication within the past two (2) years from a Governmental Authority that alleges that any Pacific Energy Entity is not in compliance in any material respect with any Applicable Laws that has not been satisfactorily resolved.

        4.8 Certain Contracts and Arrangements.

          (a)   Schedule 4.8 sets forth as of October 29, 2004 (other than those contracts filed as exhibits to the Pacific LP SEC Reports or incorporated by reference therein), a true and complete list of the following contracts, agreements or commitments to which any of the Pacific Energy Entities is a party, whether written or oral: (i) storage agreements, pipeline transportation agreements, buy/sell agreements and take or pay agreements, in each case having fixed pricing terms or having a term in excess of sixty (60) days from and after the date hereof; (ii) contracts, loan agreements, letters of credit, repurchase agreements, mortgages, security agreements, guarantees, pledge agreements, trust indentures and promissory notes and similar documents relating to the borrowing of money or for lines of credit in any case for amounts in excess of $1,000,000 (other than contracts solely between or among the Pacific Energy Entities, ancillary or collateral agreements related to any such contracts filed as exhibits to the Pacific LP SEC Reports and interest rate swap agreements); (iii) real property leases calling for payments by any of the Pacific Energy Entities of amounts greater than $100,000 per year (other than rights-of-way and leases solely between or among the Pacific Energy Entities); (iv) partnership or joint venture agreements (which do not include joint tariff or joint operating agreements); and (v) contracts limiting the ability of any of the Pacific Energy Entities to compete in any line of business or with any Person or in any geographic area (collectively with those contracts filed as exhibits to any Pacific LP SEC Report, the "Material Agreements").

          (b)   Except (i) as disclosed in Schedule 4.8, and (ii) to the extent that enforceability thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors' rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law); and provided further that any indemnity, contribution and exoneration provisions contained in any such Material Agreement may be limited by applicable laws and public policy, each of the Material Agreements (1) constitutes the legal, valid and binding obligation of the applicable Pacific Energy Entity and constitutes the legal, valid and binding obligation of the other parties thereto, (2) is in full force and effect as of the date hereof, and (3) will be in full force and effect upon the consummation of the transactions contemplated by this Agreement, unless the failure to be so would not have a Pacific Material Adverse Effect.

          (c)   Except as set forth in Schedule 4.8, there is not, under any Material Agreement, any default or event which, with notice or lapse of time or both, would constitute a default on the part of any of the parties thereto, except such events of default and other events as to which requisite waivers or consents have been obtained or which would not have a Pacific Material Adverse Effect.

        4.9 Legal Proceedings. Except as set forth on Schedule 4.9 or as set forth in the Pacific LP SEC Reports, there are no pending lawsuits or claims, with respect to which Seller or any Pacific Energy Entity has been contacted in writing by counsel for the plaintiff or claimant, against or affecting any Pacific Energy Entity or any of their properties, assets, operations or business and which individually or in the aggregate, would (i) have a Pacific Material Adverse Effect or (ii) materially impair or delay Seller's or TAC's performance of its obligations to consummate the transactions contemplated by this Agreement. Except as set forth in Schedule 4.9 or as set forth in the Pacific LP SEC Reports, none of the Pacific Energy Entities is a party or subject to or in default under any judgment, order, injunction or decree of any Governmental Authority or arbitration tribunal applicable to it or any of its properties, assets, operations or business. Except as set forth in Schedule 4.9 or as set forth in Pacific LP SEC Reports, there is no pending or threatened investigation of or affecting any Pacific Energy Entity by any Governmental Authority.

        4.10 Environmental Matters. Except as set forth on Schedule 4.10, or as reflected in the Pacific LP Financial Statements or the Pacific LP SEC Reports, and except for such matters that, individually or in the aggregate, would not have a Pacific Material Adverse Effect:

          (a)   The operations of each of the Pacific Energy Entities have been and, as of the Closing Date, will be, in compliance with all Environmental Laws;

          (b)   Each of the Pacific Energy Entities has obtained and will, as of the Closing Date, maintain all permits, licenses and registrations, and have timely made and will, as of the Closing Date, timely make all filings, permit renewal applications, reports and notices required under applicable Environmental Law in connection with the operations of their respective businesses;

          (c)   None of the Pacific Energy Entities are the subject of any outstanding written orders, or claims with or by any Governmental Authority or other Person imposing or alleging liability under Environmental Laws; and

          (d)   None of the Pacific Energy Entities has received any written communication from any Governmental Authority or other Person alleging, with respect to any such party, the violation of or liability under any Environmental Law or requesting, with respect to any such party, information with respect to an investigation pursuant to any Environmental Law.

        4.11 Title to Properties and Rights of Way.

          (a)   Each of the Pacific Energy Entities has good and indefeasible title to all material real property and good title to all material tangible personal property owned by the Pacific Energy Entities and which is necessary for the operation of the Business as presently conducted, free and clear of all Encumbrances except Permitted Encumbrances.

          (b)   Each of the Pacific Energy Entities has such consents, easements, rights-of-way, permits or licenses from each Person (collectively, "rights-of-way") as are necessary to conduct its business in the manner described, and subject to the limitations contained, in the Pacific LP SEC Reports, except for (i) qualifications, reservations and encumbrances as may be set forth in the Pacific LP SEC Reports which would not have a Pacific Material Adverse Effect, and (ii) such rights-of-way the absence of which would not, individually or in the aggregate, result in a Pacific Material Adverse Effect. Other than as set forth, and subject to the limitations contained, in the Pacific LP SEC Reports, each of the Pacific Energy Entities has fulfilled and performed all its material obligations with respect to such rights-of-way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such rights-of-way, except for such revocations, terminations and impairments that would not individually or in the aggregate, result in a Pacific Material Adverse Effect; and, except as described in the Pacific LP SEC Reports, none of such rights-of-way contains any restriction that is materially burdensome to the Pacific Energy Entities, taken as a whole.

        4.12 Insurance. None of the Pacific Energy Entities has received notice from any insurer or agent of such insurer that substantial capital improvements or other expenditures will have to be made in order to continue any insurance policy pursuant to which any Pacific Energy Entity is insured. All such insurance is outstanding and duly in force on the date hereof and will be outstanding and duly in force on the Closing Date in all material respects. The Pacific Energy Entities are in compliance with the terms of such policies and instruments in all respects except to the extent such noncompliance would not have a Pacific Material Adverse Effect; and there are no material claims by any of the Pacific Energy Entities under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause.

        4.13 Tax Matters.

          (a)   Except as disclosed on Schedule 4.13:

            (i)    Each of the Pacific Energy Entities has filed (or joined in the filing of) when due all Tax Returns required by Applicable Law to be filed by or with respect to it other than those Tax Returns the failure of which to file would not have a Pacific Material Adverse Effect;

            (ii)   all such Tax Returns were true correct and complete in all material respects as of the time of such filing;

            (iii)  except for Taxes being contested in good faith in appropriate proceedings, all material Taxes relating to periods ending on or before the Closing Date owed by any of the Pacific Energy Entities (whether or not shown on any Tax Return) have been paid or will be timely paid;

            (iv)  there is no action, suit, proceeding, investigation, audit or claim now pending against, or with respect to, any of the Pacific Energy Entities in respect of any material Tax or material Tax assessment, nor has any claim for additional material Tax or material Tax assessment been asserted in writing or been proposed by any Tax authority;

            (v)   no written claim has been made by any Tax authority in a jurisdiction where any of the Pacific Energy Entities does not currently file a Tax Return that it is or may be subject to any material Tax in such jurisdiction, nor has any such assertion been threatened or proposed in writing;

            (vi)  none of the Pacific Energy Entities has any outstanding request for any extension of time within which to pay any material Taxes or file any Tax Returns with respect to any material Taxes;

            (vii) there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any material Taxes of any of the Pacific Energy Entities;

            (viii)   none of the Pacific Energy Entities has entered into any agreement or arrangement with any Tax authority that requires any Pacific Energy Entity to take any action or refrain from taking any action;

            (ix)  none of the Pacific Energy Entities is a party to any agreement, whether written or unwritten, providing for the payment of Taxes, Tax losses, entitlements to Tax refunds or similar Tax matters;

            (x)   each of the Pacific Energy Entities has withheld and paid all Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party except such Taxes the failure of which to withhold or pay would not have a Pacific Material Adverse Effect;

            (xi)  neither Seller nor TAC is a "foreign person" within the meaning of Section 1445 of the Code; and

            (xii) each of the Pacific Energy Entities which is classified as a partnership for U.S. federal tax purposes has in effect an election under Section 754 of the Code.

          (b)   In each tax year since the formation of Pacific LP up to and including the current tax year, at least 90% of the gross income of Pacific LP has been income which is "qualifying income" within the meaning of Section 7704(d) of the Code.

          (c)   Except for Pacific Energy Finance Corporation, none of the Pacific Energy Entities has elected to be treated as a corporation for U.S. federal tax purposes.

        4.14 Employee Benefits.

          (a)   Schedule 4.14 sets forth a true and complete list of all Employment Agreements of Pacific GP. Except as set forth on Schedule 4.14, as of the date hereof, (i) there are no written agreements (other than enrollment or similar forms to commence participation or initiate or continue coverage in an Employee Benefit Plan or employment offer letters issued by Pacific Energy Entities) with natural persons that provide for (A) participation in, coverage under or benefits from an Employee Benefit Plan or (B) annual compensation in excess of $75,000, and (ii) there are no written agreements with natural persons that provide for termination or severance payments in excess of $35,000. Other than with respect to any Pacific Energy Entity employee or except as set forth on Schedule 4.14, there are no other written agreements with natural persons that provide for (i) participation in, coverage under or benefits from an Employee Benefit Plan, (ii) termination or severance payments in excess of $35,000, or (iii) annual compensation in excess of $75,000. Except as set forth on Schedule 4.14, no Pacific Energy Entity is subject to any legal, contractual, equitable, or other obligation or commitment (whether legally binding or not) to enter into an Employment Agreement, establish an employee benefit plan or modify (except to the extent required by Applicable Law) any existing Employee Benefit Plan or Employment Agreement.

          (b)   No Pacific Energy Entity and no company or other entity that is required to be treated as a single employer together with a Pacific Energy Entity under Section 414 of the Code has ever maintained or been obligated to contribute to an employee benefit plan that (i) is subject to Title IV of ERISA or the minimum funding requirements of Section 412 of the Code or Section 302 of ERISA, (ii) is a plan of the type described in Section 4063 of ERISA or Section 413(c) of the Code, or (iii) is a "multiemployer plan" (as defined in Section 3(37) of ERISA).

          (c)   Except as set forth on Schedule 4.14:

            (i)    The Employee Benefit Plans (A) have been maintained in accordance with their terms and with ERISA, the Code and all other Applicable Laws, (B) if intended to be qualified under Section 401(a) of the Code, have been maintained, and are currently, in material compliance with the Code's qualification requirements in form and operation, and (C) do not provide, and have not provided, any post-retirement medical benefits or coverage, except as required under Part 6 of Subtitle B of Title I of ERISA and Code Section 4980B (or similar state or local law), except where the failure to so maintain the Employee Benefit Plans would not have a Pacific Material Adverse Effect; and

            (ii)   No Pacific Energy Entities other than Pacific GP and Rangeland Pipeline Partnership has employees and Pacific GP is, and has been, in compliance with all Applicable Laws relating to the employment of labor, including all such Applicable Laws relating to wages, hours, collective bargaining, discrimination, civil rights, safety and health and workers' compensation except to the extent such failure to be in compliance would not have a Pacific Material Adverse Effect.

        4.15 Books and Records. The minute books of Pacific GP contain true and correct copies of all actions taken at all meetings of the stockholder of Pacific GP and the board of directors of Pacific GP or any committee thereof and all written consents executed in lieu of such meetings. Complete copies of all such minute books and other records have been made available to Buyer.

        4.16 No Material Adverse Effect. Except as disclosed on Schedule 4.16, subsequent to June 30, 2004, there has not been any event or condition that has had a Pacific Material Adverse Effect.

        4.17 Regulation. None of the Pacific Energy Entities is (i) an "investment company" or a company "controlled by" an "investment company" within the meaning of the Investment Company Act of 1940, as amended, or (ii) a "public utility company," "holding company" or a "subsidiary company" of a "holding company" under the Public Utility Holding Company Act of 1935, as amended.

        4.18 Limitation of Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLES III AND IV, THE PACIFIC GP INTERESTS AND THE SUBORDINATED UNITS ARE BEING SOLD AND TRANSFERRED "AS IS, WHERE IS," AND SELLER IS NOT MAKING ANY OTHER REPRESENTATIONS OR WARRANTIES, WRITTEN OR ORAL, STATUTORY, EXPRESS OR IMPLIED, CONCERNING THE PACIFIC GP INTERESTS, THE SUBORDINATED UNITS, OR THE BUSINESS, ASSETS, OR LIABILITIES OF ANY PACIFIC ENERGY ENTITY, INCLUDING, IN PARTICULAR, ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, ALL OF WHICH ARE HEREBY EXPRESSLY EXCLUDED AND DISCLAIMED.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER

        Buyer represents and warrants to Seller and TAC as follows:

        5.1 Organization. Buyer is a limited partnership duly formed, validly existing and in good standing under the Delaware Revised Uniform Limited Partnership Act. Buyer has heretofore delivered to Seller complete and correct copies of its Certificate of Limited Partnership and Limited Partnership Agreement as currently in effect. Buyer has all requisite limited partnership power and authority to own, lease or otherwise hold and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority, individually or in the aggregate, would not have a Buyer Material Adverse Effect. Buyer is duly qualified and in good standing to do business as a foreign limited partnership in each jurisdiction in which the conduct or nature of its business or the ownership, leasing, holding or operating of its properties makes such qualification necessary, except such jurisdictions where the failure to be so qualified or in good standing, individually or in the aggregate, would not have a Buyer Material Adverse Effect.

        5.2 Authority Relative to this Agreement. Buyer has all requisite partnership power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary limited partnership action required on the part of Buyer and its partners and no other proceedings on the part of Buyer or its partners are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer, and assuming that this Agreement constitutes a valid and binding agreement of Seller and TAC, constitutes a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally or general principles of equity.

        5.3 Consents and Approvals; No Violation.

          (a)   Except as set forth in Schedule 5.3(a), and subject to the receipt of Buyer's Required Regulatory Approvals, neither the execution and delivery of this Agreement by Buyer nor the consummation of the transactions contemplated hereby does or will (i) conflict with or result in any breach or violation of any provision of the Organizational Documents of Buyer; (ii) result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation to which Buyer is a party, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained or which would not have a Buyer Material Adverse Effect; or (iv) constitute a violation of or violate any order, judgment, writ, injunction, decree, statute, rule or regulation applicable to Buyer, which violation would have a Buyer Material Adverse Effect.

          (b)   Except as set forth in Schedule 5.3(b) (the filings and approvals referred to in Schedule 5.3(b) being collectively referred to as the "Buyer's Required Regulatory Approvals"), no declaration, filing or registration with, or notice to, or authorization, consent or approval of any Governmental Authority is necessary for the consummation by Buyer of the transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not obtained or made, will not have a Buyer Material Adverse Effect.

        5.4 Financing. Buyer has delivered to the Seller true, correct and complete copies of (i) signed counterpart(s) of the commitment letter of Citicorp North America, Inc. and Citigroup Global Markets, Inc, dated as of October 29, 2004, pursuant to which such Persons have agreed, subject to the terms and conditions set forth therein, to provide up to an aggregate of One Hundred Seventy Million Dollars ($170,000,000) of debt financing in connection with the transactions contemplated hereby (the "Bank Commitment Letter"), (ii) the signed commitment letter of Lehman Brothers Merchant Banking Associates III L.L.C. (the "Lehman Equity Commitment Letter" and together with the Bank Commitment Letter, the "Financing Letters") pursuant to which it has agreed, subject to the terms and conditions set forth therein, to make or cause to be made an equity investment in Buyer, in exchange for all of the equity interests of Buyer, of an amount equal to One Hundred Eighty Million Dollars ($180,000,000). The Financing Letters are in full force and effect as of the date hereof. The funds in the amounts set forth in the Financing Letters will be sufficient to enable Buyer to pay the full Purchase Price, to make all other necessary payments by it in connection with the Closing and to pay all of the related fees and expenses, in each case as contemplated by the Financing Letters. The financing referred to the Financing Letters is herein referred to as the "Financing." Buyer has no Knowledge of any facts that would reasonably be expected to, individually or in the aggregate, materially impair or delay or prevent the consummation of the Financing. As of the date hereof, the Persons providing the Financing have not advised Buyer of any reason why the Financing will not be consummated in accordance with the terms of the Financing Letters.

        5.5 Purchase for Investment. Buyer is purchasing the Pacific GP Interests and the Subordinated Units for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof.

        5.6 Due Diligence.

          (a)   Buyer is an informed and sophisticated purchaser and its partners are experienced in the evaluation and purchase of companies such as Pacific GP and securities such as the Subordinated Units. In making the decision to enter into this Agreement and consummate the transactions contemplated hereby, Buyer has relied solely on its own independent investigation of the Pacific Energy Entities as of this date and upon the representations and warranties and covenants in this Agreement (as limited by Sections 4.18 and 10.3).

          (b)   Buyer agrees to accept Pacific GP and the Subordinated Units as they exist on the Closing Date based upon its own Inspection, examination and determination with respect thereto as to all matters and without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to Seller or TAC except as expressly set forth in this Agreement.

        5.7 Brokers. Except as set forth on Schedule 5.7, Buyer has not employed the service of an investment banker, financial advisor, broker or finder in connection with this Agreement or any of the transactions contemplated hereby and Buyer does not have any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

ARTICLE VI
COVENANTS OF THE PARTIES

        6.1 Conduct of the Business.

          (a)   Except as described in Schedule 6.1, as contemplated by this Agreement, as required under Applicable Law or by any Governmental Authority, or to the extent Buyer otherwise consents in writing (which consent will not be unreasonably withheld or delayed), between the date of this Agreement and the Closing Date, Seller shall use its Commercially Reasonable Efforts to cause the Pacific Energy Entities:

            (i)    to conduct their business in the ordinary course consistent with past practices;

            (ii)   to preserve intact their goodwill and relationships with customers, suppliers and others having business dealings with them; and

            (iii)  comply in all material respects with all Applicable Laws, rules and regulations relating to them.

          (b)   Except as described in Schedule 6.1, as contemplated by this Agreement, as required under Applicable Law or by any Governmental Authority, or to the extent Buyer otherwise consents in writing (which consent will not be unreasonably withheld or delayed), between the date hereof and the Closing Date, Seller shall use its Commercially Reasonable Efforts to ensure that the Pacific Energy Entities do not:

            (i)    other than in the ordinary course of business, modify, amend or voluntarily terminate in any material respect, prior to the expiration date thereof, any Material Agreements;

            (ii)   waive any material default by, or release, settle or compromise any material claim against, any other party thereto, other than as may be required in connection with Seller's obligations to Buyer under this Agreement;

            (iii)  amend in any material respect their Organizational Documents;

            (iv)  adopt or amend in any material respect any Employment Agreement or Employee Benefit Plan;

            (v)   grant to any director, officer or employee of any Pacific Energy Entity any increase in compensation or benefits except for normal increases in the ordinary course of business consistent with past practice that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Pacific Energy Entities taken as a whole;

            (vi)  enter into any material leases of real property, except renewals of existing leases in the ordinary course of business;

            (vii) except as between or among the Pacific Energy Entities, incur, assume or guarantee any new Indebtedness or issue any securities convertible or exchangeable for debt securities of any Pacific Energy Entity in excess of an aggregate amount equal to (i) $40,000,000 less (ii) the amount of any equity issuances other than issuances pursuant to the Pacific GP Long-Term Incentive Plan;

            (viii)   acquire any material assets or properties in excess of $40,000,000 in the aggregate except for inventory or linefill in the ordinary course of business consistent with past practices;

            (ix)  redeem, retire, purchase or otherwise acquire, directly or indirectly, any of their equity interests or declare, set aside or pay any dividends or other distributions in respect of the Pacific GP or Pacific LP equity interests, other than (a) regular quarterly cash distributions by Pacific LP of Available Cash (as defined in the Pacific LP Partnership Agreement) from Operating Surplus, including quarterly distributions in respect of the IDRs and excluding any distributions per unit in excess of $0.4875 per unit to the extent such excess was funded with working capital borrowings; (b) any distributions by Pacific GP to Seller of such regular quarterly cash distributions from Pacific LP; or (c) any repurchase pursuant to the Pacific GP Long-Term Incentive Plan dated July 22, 2002 ("Pacific GP Long-Term Incentive Plan");

            (x)   issue any equity interests of any Pacific Energy Entity in excess of an aggregate amount equal to (i) $40,000,000 less (ii) the amount of any Indebtedness incurred and/or securities exchangeable for debt securities of any Pacific Energy Entity issued, except for issuances pursuant to the Pacific GP Long-Term Incentive Plan;

            (xi)  make any new capital expenditures in excess of $3,500,000 other than capital expenditures that were included in the 2004 budget or the Long Range Plan (which shall be superseded for purposes of this provision by the 2005 budget upon its adoption by the Pacific GP Board of Directors), in each case delivered to Buyer;

            (xii) sell any assets of the Pacific Energy Entities in excess of $5,000,000 in the aggregate, except in the ordinary course of business and consistent with past practices; provided, however, that Pacific Terminals LLC may sell certain real property as described in materials previously provided to Buyer; or

            (xiii)   agree to do any of the foregoing.

        6.2 Tax Covenants.

          (a)   Seller shall cause the Pacific Energy Entities to prepare and file all Tax Returns relating to any of the Pacific Energy Entities with the appropriate Governmental Authorities and cause the Pacific Energy Entities to pay the Taxes shown to be due thereon, for which Tax Returns are due and Taxes are payable prior to the Closing Date.

          (b)   Seller will cause any tax sharing agreement or similar arrangement with respect to Taxes involving Pacific GP to be terminated effective as of the Closing Date, to the extent any such agreement or arrangement relates to Pacific GP, and after the Closing Date Pacific GP shall not have any obligation under any such agreement or arrangement for any past, present or future period.

          (c)   All excise, sales, use, transfer (including real property transfer or gains), stamp, documentary, filing, recordation and other similar Taxes, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, resulting directly from the transactions contemplated by this Agreement (the "Transfer Taxes"), shall be borne by Seller. Notwithstanding anything to the contrary in this Section 6.2, any Tax Returns that must be filed in connection with Transfer Taxes shall be prepared and filed when due by the party primarily or customarily responsible under the applicable local law for filing such Tax Returns, and such party will use Commercially Reasonable Efforts to provide such Tax Returns to the other party at least ten days prior to the due date for such Tax Returns.

          (d)   Notwithstanding anything to the contrary contained herein, any franchise Tax paid or payable with respect to Pacific GP shall be allocated to the taxable period during which the right to do business is obtained by the payment of the franchise Tax.

        6.3 Access to Information.

          (a)   Between the date hereof and the Closing Date, Seller will use its Commercially Reasonable Efforts to cause the Pacific Energy Entities to, during ordinary business hours and upon reasonable notice and request, (i) afford Buyer and Buyer Representatives reasonable access to all books, records, offices and other facilities and properties of the Pacific Energy Entities; (ii) furnish Buyer with such financial and operating data and other information with respect to the Pacific Energy Entities, as Buyer may from time to time reasonably request; and (iii) make available to Buyer a copy of each material report, schedule or other document filed or received by them with respect to any Pacific Energy Entity, with the SEC, FERC or any other Governmental Authority having jurisdiction over any Pacific Energy Entity, as Buyer may from time to time reasonably request, provided, however, that (A) any such access or activities shall be conducted in such a manner as not to interfere unreasonably with the operation of any Pacific Energy Entity, (B) Seller or any Pacific Energy Entity shall not be required to prepare special records, reports, analyses or other information that they do not prepare in the ordinary course of business, (C) Seller or any Pacific Energy Entity shall not be required to take any action which would constitute a waiver of the attorney-client privilege, and (D) Seller or any Pacific Energy Entity shall not be required to supply Buyer with any information that Seller or the Pacific Energy Entities shall be legally or contractually prohibited to supply.

          (b)   Buyer agrees to be bound by the terms of the Confidentiality Agreement as if it were a party thereto. Buyer and Seller acknowledge that all information furnished to or obtained by Buyer or Buyer Representatives pursuant to this Section 6.3 shall be subject to the provisions of the Confidentiality Agreement and shall be treated as "Information" (as defined in the Confidentiality Agreement).

          (c)   Buyer agrees that, prior to the Closing Date, it will not contact any customers, vendors, suppliers, employees, or other contracting parties of any Pacific Energy Entity with respect to any aspect of the Business or the transactions contemplated hereby, without the prior written consent of Seller.

        6.4 Expenses. Except to the extent specifically provided herein, whether or not the transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the cost of legal, technical and financial consultants and the cost of filing for and prosecuting applications for Buyer's Required Regulatory Approvals or Seller's Required Regulatory Approvals, as the case may be, shall be borne by the Party incurring such costs and expenses.

        6.5 Further Assurances; Cooperation. Subject to the terms and conditions of this Agreement, each of the Parties hereto will use its respective Commercially Reasonable Efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under Applicable Laws to consummate and make effective the sale of the Pacific GP Interests pursuant to this Agreement, including using Commercially Reasonable Efforts to ensure satisfaction of the conditions precedent to each Party's obligations hereunder. Neither of the Parties hereto will, without the prior written consent of the other Party, take or fail to take any action, which would reasonably be expected to prevent or materially impede, interfere with or delay the transactions contemplated by this Agreement. From time to time after the Closing Date, without further consideration, each Party will, at its own expense, execute and deliver such documents to the other Party as the other Party may reasonably request in order to more effectively consummate the sale and purchase of the Pacific GP Interests hereunder.

        6.6 Public Statements. Between the date hereof and Closing Date, the Parties shall not issue any public announcement, statement or other disclosure with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other Party, which consent will not be unreasonably withheld or delayed, except as may be contained in filings with the SEC or other Governmental Authorities or as required by law or the rules of the New York Stock Exchange, in which case the Party required to make the release or announcement shall allow the other Party reasonable time to comment on such release or announcement in advance of such issuance.

        6.7 Consents and Approvals.

          (a)   As promptly as practicable but in any event not later than thirty (30) days after the date of this Agreement, Seller and Buyer, as applicable, shall use their Commercially Reasonable Efforts to file with any Governmental Authority having jurisdiction over any Pacific Energy Entity, any filings required to be made with respect to the transactions contemplated by this Agreement and shall use Commercially Reasonable Efforts to obtain at the earliest practicable date all Seller's Required Regulatory Approvals and Buyer's Required Regulatory Approvals, respectively. The Parties shall respond promptly to any requests for additional information made by such Governmental Authorities. Each Party will bear its own costs of the preparation of any such filing.

          (b)   Seller and Buyer shall cooperate with each other and (i) promptly prepare and file all necessary documentation, (ii) effect all necessary applications, notices, petitions and filings and execute all agreements and documents, (iii) use Commercially Reasonable Efforts to obtain the transfer or issuance to Buyer of all necessary consents, approvals and authorizations of all Governmental Authorities, and (iv) use Commercially Reasonable Efforts to obtain all necessary consents, approvals and authorizations of all other parties, in the case of each of the foregoing clauses (i), (ii), and (iii), necessary or advisable to consummate the transactions contemplated by this Agreement (including Seller's Required Regulatory Approvals and Buyer's Required Regulatory Approvals) or required by the terms of any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument to which Seller or Buyer is a party or by which any of them is bound. Seller and Buyer shall have the right to review in advance all filings to be made with any Governmental Authority in connection with the transactions contemplated hereby.

        6.8 Indemnification and Insurance.

          (a)   Buyer agrees that all rights to indemnification and exculpation existing in favor of Seller or any Pacific Energy Entity or any present or former director, officer, employee, fiduciary or agent of any Pacific Energy Entity, as provided in (i) the respective Organizational Documents, as the case may be, of the Pacific Energy Entities in effect as of the date hereof, or (ii) any of the Material Agreements, with respect to the matters occurring prior to the Closing, shall survive the Closing and shall continue in full force and effect for a period of not less than the applicable statute of limitations. Buyer shall not amend or restate any such Organizational Documents in any manner that would adversely affect the indemnification or exculpation rights of any such present or former director, officer, employee, fiduciary or agent.

          (b)   Buyer shall bear the cost of obtaining, maintaining and providing Phillip Anschutz, Clifford Hickey and any other individual who served as a director or officer of any Pacific Energy Entity immediately prior to the Closing Date and resigned or was terminated effective as of the Closing Date or within one (1) year thereafter (the "Covered Officers and Directors"), with liability insurance for a period of six (6) years after the Closing Date on terms no less favorable in coverage and amount than any applicable insurance in effect immediately prior to the Closing Date; provided, however, that in no event shall Buyer be required to expend in excess of $2.5 million in the aggregate for such insurance coverage over such six-year period. Any premiums, costs or expenses in excess of such sum shall be the sole liability and responsibility of Seller. Such insurance shall, among other things, (i) not provide for any allocation of the coverage or benefits thereof to any Person other than the Covered Officers and Directors, (ii) provide coverage to the Covered Officers and Directors substantially identical to that which would be provided under a policy covering only "independent" directors of an entity and (iii) contain a "no-rescission" endorsement or the substantive equivalent thereof.

        6.9 No Other Discussions. Between the date hereof and the Closing Date, Seller and TAC agree they will not, directly or indirectly, and will cause their officers, directors, employees, stockholders, Representatives, agents, or anyone acting on their behalf not to (i) encourage, solicit, or engage in discussions or negotiations with any Person, (ii) provide any information to any Person, (iii) accept any offer or respond to any indications of interest from any Person, (iv) enter into an agreement with any Person other than the Buyer or its Affiliates, or (v) make or authorize any statement, recommendation or solicitation in support of or concerning any merger, sale of assets, purchase or sale of securities or similar transaction involving the sale of the Pacific GP Shares or the Pacific GP Interests unless this Agreement has been terminated pursuant to and in accordance with Article IX hereof.

        6.10 No Further Proposals. Between the date of this Agreement and the Closing Date, neither Buyer nor any of its Affiliates shall publicly propose or discuss, as a concept, in detail or otherwise, without the prior written consent of Seller, any transaction relating to a merger, combination or similar transaction involving any Pacific Energy Entity, provided, however, that such disclosure may be made if it is otherwise required by law or by the rules of the New York Stock Exchange in which case Buyer shall provide Seller advance notice thereof and the opportunity to comment thereon in advance of such release. Notwithstanding anything hereunder to the contrary, the limitations set forth in this Section 6.10 shall terminate upon the public announcement by any Person other than Buyer or any of its Affiliates of any proposal or intention regarding such a transaction.

        6.11 No Solicitation of Employees. Seller and TAC agree they will not, directly or indirectly, and they will cause their officers, directors, employees, Affiliates (other than the Pacific Energy Entities), stockholders, Representatives, agents, or anyone acting on their behalf not to solicit, hire or employ any persons employed by Pacific GP from the date hereof for a period of two (2) years thereafter without obtaining the prior written consent of Buyer. The Parties agree that this restriction shall not apply to (i) any solicitation directed at the public in general by Seller, TAC or their Affiliates in publications available to the public in general, (ii) Seller, TAC or their Affiliates' employment of employees of Pacific GP not involving an initial solicitation by Seller, TAC or their Affiliates, (iii) Seller, TAC or their Affiliates' solicitation of employees of Pacific GP by an executive search firm acting on Seller, TAC or their Affiliates' behalf where Seller, TAC or their Affiliates did not instruct or encourage such solicitation, or (iv) Seller, TAC or their Affiliates' employment of any employees of Pacific GP who have terminated employment with Pacific GP prior to commencement of employment discussions between Seller, TAC or their Affiliates and such employee.

        6.12 Financing Obligation. Buyer will use its Commercially Reasonable Efforts to cause the Financing, subject to the terms and conditions set forth in the Financing Letters, to be available at the Closing. Buyer shall not without the prior written consent of Seller, take any action or enter into any transaction, including any merger, acquisition, joint venture, disposition, lease, contract or debt or equity financing, that would reasonably be expected to materially impair or delay or prevent the Financing. Buyer shall not amend or alter, or agree to amend or alter the Financing Letters in any manner that would reasonably be expected to materially impair or delay or prevent the Financing without the prior written consent of Seller.

        6.13 Supplemental Disclosure. Seller and TAC shall have the continuing obligation until the Closing to promptly supplement or amend the Schedules hereto with respect to any matter hereafter arising or discovered which, if existing or known at the date of this Agreement, would have been required to be set forth or described in such Schedules; provided, however, that no supplement or amendment to such Schedules shall have any effect for the purpose of determining the satisfaction of any conditions or, except as set forth in Sections 9.1(d) or 9.1(e), for purposes of determining whether any person is entitled to indemnification.

        6.14 Notice of Breach. Each Party shall promptly give to the other Party written notice with particularity upon having knowledge of any matter that would constitute a breach by such Party of any representation, warranty, agreement or covenant of such Party contained in this Agreement.

        6.15 Certain Post-Closing Distributions. In the event a Record Date (as defined in the Pacific LP Partnership Agreement) is established for determining the identity of record holders entitled to receive a distribution from Pacific LP on or prior to the Closing Date, but the payment of such distribution is made subsequent to the Closing Date, Buyer agrees to cause all such distributions relating to (i) the Subordinated Units and (ii) the general partner interests and the IDRs held by Pacific GP, to be paid to TAC.

ARTICLE VII
CONDITIONS

        7.1 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the fulfillment, at or before the Closing Date, of the following conditions, any one or more of which may be waived by Buyer in its sole discretion;

          (a)   No preliminary or permanent injunction or other order or decree by any federal or state court or Governmental Authority which prevents the consummation of the sale of the Pacific GP Interests or Subordinated Units contemplated herein shall have been issued and remain in effect (each Party agreeing to use its Commercially Reasonable Efforts to have any such injunction, order or decree lifted), and no statute, rule or regulation shall have been enacted by any Governmental Authority which prohibits the consummation of the sale of the Pacific GP Interests or Subordinated Units;

          (b)   Buyer shall have received all of Buyer's Required Regulatory Approvals and Seller's Required Regulatory Approvals;

          (c)   Seller and TAC shall have performed and complied in all material respects with the covenants and agreements contained in this Agreement which are required to be performed and complied with by Seller and TAC on or prior to the Closing Date;

          (d)   The representations and warranties of Seller and TAC set forth in Articles III and IV hereof that are qualified by materiality or Pacific Material Adverse Effect shall be true and correct as of the Closing Date and all other representations and warranties shall be true and correct in all material respects as of the Closing Date, in each case as though made at and as of the Closing Date (except that representations made as of a specific date shall be required to be true and correct as of such date only except with respect to the representation and warranty made in Section 4.6 which shall be updated to reflect amounts as of the Closing Date);

          (e)   Buyer shall have obtained the proceeds of the Financing pursuant to the Bank Commitment Letter substantially on the terms contemplated by the Bank Commitment Letter;

          (f)    Seller and TAC shall have delivered, or caused to be delivered, to Buyer at the Closing, Seller's and TAC's closing deliveries described in Section 2.3(b);

          (g)   The Conversion shall have occurred;

          (h)   The applicable Pacific Energy Entity shall have received a written consent to the transaction contemplated hereby and a written waiver of any event of default resulting therefrom from each of the lenders under the Partnership Credit Facilities on terms reasonably satisfactory to Buyer;

          (i)    Since the date of this Agreement, no Pacific Material Adverse Effect shall have occurred and be continuing;

          (j)    Seller shall have received a written consent from the successor in interest to Lakehead Pipeline Company, Inc. in connection with the Enabling Agreement, dated July 14, 1982 (the "Enabling Agreement"), by and among Amoco Pipeline Company, TAC, Calnev Pipe Line Company and Lakehead Pipe Line Company, Inc. consenting to the assignment of the Enabling Agreement to Pacific Energy Group LLC and the assumption by Pacific Energy Group LLC of all obligations of TAC as "Parent" pursuant to the Enabling Agreement and releasing TAC from its obligations thereunder; and

          (k)   Christopher Manning, Joshua Collins, Forrest Wylie and Jeffrey Weber shall have been appointed and approved to serve on the board of directors of Pacific GP, to be effective immediately upon Closing.

        7.2 Conditions to Obligations of Seller and TAC. The obligation of Seller in its sole discretion to sell the Pacific GP Interests and to consummate the other transactions contemplated by this Agreement are subject to the fulfillment, at or before the Closing Date, of the following conditions, any one or more of which may be waived by Seller or TAC in their sole discretion:

          (a)   No preliminary or permanent injunction or other order or decree by any federal or state court or Governmental Authority which prevents the consummation of the sale of the Pacific GP Interests or the Subordinated Units contemplated herein shall have been issued and remain in effect (each Party agreeing to use its Commercially Reasonable Efforts to have any such injunction, order or decree lifted) and no statute, rule or regulation shall have been enacted by any Governmental Authority which prohibits the consummation of the sale of the Pacific GP Interests or the Subordinated Units;

          (b)   Seller shall have received all of Seller's Required Regulatory Approvals and Buyer's Required Regulatory Approvals;

          (c)   Buyer shall have performed and complied in all material respects with the covenants and agreements contained in this Agreement which are required to be performed and complied with by Buyer on or prior to the Closing Date;

          (d)   The representations and warranties of Buyer set forth in Article V hereof that are qualified by materiality or Buyer Material Adverse Effect shall be true and correct as of the Closing Date and all other representations and warranties shall be true and correct in all material respects as of the Closing Date, in each case as though made at and as of the Closing Date (except that representations made as of a specific date shall be required to be true and correct as of such date only);

          (e)   Buyer shall have delivered, or caused to be delivered, to Seller at the Closing, Buyer's closing deliveries described in Section 2.3(c);

          (f)    The Omnibus Agreement shall have been amended to the reasonable satisfaction of Seller and TAC, including an amendment to remove TAC from the non-compete provisions therein;

          (g)   The applicable Pacific Energy Entities shall have received a written consent to the transaction contemplated hereby and a written waiver of any event of default resulting therefrom from each of the lenders under the Partnership Credit Facilities on terms reasonably satisfactory to Seller; and

          (h)   Seller shall have received a written consent from the successor in interest to Lakehead Pipeline Company, Inc. in connection with the Enabling Agreement consenting to the assignment of the Enabling Agreement to Pacific Energy Group LLC and the assumption by Pacific Energy Group LLC of all obligations of TAC as "Parent" pursuant to the Enabling Agreement and releasing TAC from its obligations thereunder.

ARTICLE VIII
INDEMNIFICATION

        8.1 Indemnification.

          (a)   Buyer shall indemnify, defend and hold harmless Seller and TAC, their respective officers, directors, employees, shareholders and Seller's, TAC's and their Affiliates and agents (each, a "Seller Indemnitee") from and against any and all claims, demands, suits, losses, liabilities, damages, obligations, payments, costs and expenses (including the costs and expenses of any and all actions, suits, proceedings, assessments, judgments, settlements and compromises relating thereto and reasonable attorneys' fees and reasonable disbursements in connection therewith) (each, a "Seller Indemnifiable Loss"), asserted against or suffered by any Seller Indemnitee relating to, resulting from or arising out of the Conversion or any breach by Buyer of any representations, warranties or covenants contained in this Agreement that survive the Closing; provided, however, that in no event shall the liability of Buyer hereunder exceed Fifteen Million Dollars ($15,000,000).

          (b)   Seller and TAC shall jointly and severally indemnify, defend and hold harmless Buyer, its officers, directors, members, employees, partners, and its and their Affiliates and agents (each, a "Buyer Indemnitee") from and against any and all claims, demands, suits, losses, liabilities, damages, obligations, payments, costs and expenses (including the costs and expenses of any and all actions, suits, proceedings, assessments, judgments, settlements and compromises relating thereto and reasonable attorneys' fees and reasonable disbursements in connection therewith) (each, a "Buyer Indemnifiable Loss"), asserted against or suffered by any Buyer Indemnitee relating to, resulting from or arising out of any breach by Seller or TAC of any representations, warranties or covenants contained in this Agreement that survive the Closing; provided, however, that in no event shall the aggregate liability of Seller and TAC hereunder exceed Fifteen Million Dollars ($15,000,000).

          (c)   The expiration or termination of any representation or warranty shall not affect the Parties' obligations under this Section 8.1 if the Person required to provide indemnification under this Agreement (the "Indemnifying Party") has received proper notice of the claim or event for which indemnification is sought prior to such expiration, termination or extinguishment.

          (d)   Except to the extent otherwise provided in Article IX, the rights and remedies of Seller, TAC and Buyer under this Article VIII are exclusive and in lieu of any and all other rights and remedies which Seller, TAC and Buyer may have under this Agreement or otherwise for monetary relief, with respect to any breach of any representation or warranty or failure to perform any covenant or agreement set forth in this Agreement. The indemnification obligations of the Parties set forth in this Article VIII apply only to matters arising out of this Agreement.

          (e)   Notwithstanding anything to the contrary herein, no Party (including an Indemnitee) shall be entitled to recover from any other Party (including an Indemnifying Party) for any liabilities, damages, obligations, payments, losses, costs, or expenses under this Agreement any amount in excess of the actual compensatory damages, court costs and reasonable attorneys' and other advisor fees suffered by such Party. Except with respect to Third Party Claims made against a Seller Indemnitee or a Buyer Indemnitee, no Party shall have any indemnification obligation under this Article VIII to any other Person with respect to any claims, demands, suits, losses, liabilities, damages, obligations, payments, costs or expenses consisting of incidental, indirect, consequential or punitive damages or lost profits, payable by Seller Indemnitee or Buyer Indemnitee.

          (f)    If any Indemnitee receives notice of the assertion of any claim or of the commencement of any claim, action, or proceeding made or brought by any Person who is not a Party to this Agreement or any Affiliate of a Party to this Agreement (a "Third Party Claim") with respect to which indemnification is to be sought from an Indemnifying Party, the Indemnitee shall give such Indemnifying Party reasonably prompt written notice thereof, but in any event such notice shall not be given later than twenty (20) calendar days after the Indemnitee's receipt of notice of such Third Party Claim. Such notice shall describe the nature of the Third Party Claim in reasonable detail and shall indicate the estimated amount, if practicable, of the Indemnifiable Loss that has been or may be sustained by the Indemnitee. The Indemnifying Party shall assume the defense of any Third Party Claim at such Indemnifying Party's expense and by such Indemnifying Party's own counsel; provided, that the counsel for the Indemnifying Party who shall conduct the defense of such Third Party Claim shall be reasonably satisfactory to the Indemnitee. The Indemnitee shall cooperate in good faith in such defense at such Indemnitee's own expense. If an Indemnifying Party fails to assume the defense of any Third Party Claim, the Indemnitee shall undertake such defense at Indemnifying Party's expense and, in addition, may compromise or settle such Third Party Claim over the objection of the Indemnifying Party, which settlement or compromise shall conclusively establish the Indemnifying Party's liability pursuant to this Agreement.

          (g)   If, within twenty (20) Business Days after an Indemnitee provides written notice to the Indemnifying Party of any Third Party Claim, the Indemnitee receives written notice from the Indemnifying Party that such Indemnifying Party has elected to assume the defense of such Third Party Claim as provided in Section 8.1(f), the Indemnifying Party will not be liable for any legal expenses subsequently incurred by the Indemnitee in connection with the defense thereof; provided, however, that if the Indemnifying Party shall fail to take reasonable steps necessary to defend diligently such Third Party Claim within twenty (20) Business Days after receiving notice from the Indemnitee that the Indemnitee believes the Indemnifying Party has failed to take such steps, the Indemnitee may assume its own defense and the Indemnifying Party shall be liable for all reasonable expenses thereof.

          (h)   Without the prior written consent of the Indemnitee, the Indemnifying Party shall not enter into any settlement of any Third Party Claim which would lead to liability or create any financial or other obligation on the part of the Indemnitee for which the Indemnitee is not entitled to indemnification hereunder. If a firm offer is made to settle a Third Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnitee for which the Indemnitee is not entitled to indemnification hereunder and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to the Indemnitee to that effect. If the Indemnitee fails to consent to such firm offer within twenty (20) Business Days after its receipt of such notice, the Indemnifying Party shall be relieved of its obligations to defend such Third Party Claim and the Indemnitee may contest or defend such Third Party Claim. In such event, the maximum liability of the Indemnifying Party as to such Third Party Claim will be the amount of such settlement offer plus reasonable costs and expenses paid or incurred by Indemnitee up to the date of said notice.

          (i)    Any claim by an Indemnitee on account of an Indemnifiable Loss which does not result from a Third Party Claim (a "Direct Claim") shall be asserted by giving the Indemnifying Party reasonably prompt written notice thereof, stating the nature of such claim in reasonable detail and indicating the estimated amount, if practicable, but in any event such notice shall not be given later than twenty (20) Business Days after the Indemnitee becomes aware of such Direct Claim, and the Indemnifying Party shall have a period of twenty (20) Business Days within which to respond to such Direct Claim. If the Indemnifying Party does not respond within such twenty (20) Business Day period, the Indemnifying Party shall be deemed to have accepted such claim. If the Indemnifying Party rejects such claim, the Indemnitee will be free to seek enforcement of its right to indemnification under this Agreement.

          (j)    If the amount of any Indemnifiable Loss, at any time subsequent to the making of an indemnity payment in respect thereof, is reduced by recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by, from or against any other Person, the amount of such reduction, less any costs, expenses or premiums incurred in connection therewith (together with interest thereon from the date of payment thereof to the date or repayment at the "prime rate" as published in The Wall Street Journal) shall promptly be repaid by the Indemnitee to the Indemnifying Party.

          (k)   A failure to give timely notice as provided in this Section 8.1 shall not affect the rights or obligations of any Party hereunder except if, and only to the extent that, as a result of such failure, the Party which was entitled to receive such notice was actually and materially prejudiced as a result of such failure.

ARTICLE IX
TERMINATION

        9.1 Termination.

          (a)   This Agreement may be terminated at any time prior to the Closing Date by mutual written consent of Seller and Buyer.

          (b)   This Agreement may be terminated by Seller and TAC or Buyer, if (i) any Federal or state court of competent jurisdiction shall have issued an order, judgment or decree permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby, and such order, judgment or decree shall have become final and nonappealable, (ii) any statute, rule, order or regulation shall have been enacted or issued by any Governmental Authority which, directly or indirectly, prohibits the consummation of the transactions contemplated hereby; or (iii) the Closing contemplated hereby shall have not occurred on or before January 31, 2005 (the "Termination Date"), provided, however, that if the Closing has not occurred prior to the Termination Date due to the failure to obtain Buyer's Required Regulatory Approvals or Seller's Required Regulatory Approvals despite the ongoing Commercially Reasonable Efforts of the applicable Party, then the Termination Date shall be postponed for a period of ninety (90) days; provided further, that the right to terminate this Agreement under clause (iii) of this Section 9.1(b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date.

          (c)   Except as otherwise provided in this Agreement, this Agreement may be terminated by Buyer or Seller and TAC if any of Buyer's Required Regulatory Approvals and Seller's Required Regulatory Approvals, the receipt of which is a condition to the obligation of Buyer, Seller and TAC to consummate the Closing as set forth in Sections 7.1(b) and 7.2(b) shall have been denied (and a petition for rehearing or refiling of an application initially denied without prejudice shall also have been denied).

          (d)   This Agreement may be terminated by Buyer if there has been a violation or breach by Seller or TAC of any covenant, representation or warranty contained in this Agreement which would cause any of the conditions set forth in Section 7.1(c) or 7.1(d) not to be satisfied, and such condition is either incapable of being satisfied prior to the Termination Date or such violation or breach is not cured within sixty (60) days after receipt by Seller and TAC of written notice specifying particularly such violation or breach, and such violation or breach has not been waived by Buyer. Prior to the Closing Date, if Buyer has Knowledge of any breach that would give rise to a termination right pursuant to this Section 9.1(d), Buyer's sole and exclusive remedy shall be to terminate this Agreement pursuant to this Section 9.1(d). If Buyer does not elect to exercise its rights pursuant to this Section 9.1(d) and proceeds with the Closing, Buyer shall be deemed to have waived all rights to seek indemnification hereunder with respect to such breach and Seller and TAC shall have no further obligations or liability with respect to such breach.

          (e)   This Agreement may be terminated by Seller and TAC if there has been a violation or breach by Buyer of any covenant, representation or warranty contained in this Agreement which would cause any of the conditions set forth in Section 7.2(c) or 7.2(d) not to be satisfied, and such condition is either incapable of being satisfied prior to the Termination Date or such violation or breach is not cured within sixty (60) days after receipt by Buyer of written notice specifying particularly such violation or breach, and such violation or breach has not been waived by Seller and TAC. Prior to the Closing Date, if Seller or TAC has Knowledge of any breach that would give rise to a termination right pursuant to this Section 9.1(e), Seller's sole and exclusive remedy shall be to terminate this Agreement pursuant to this Section 9.1(e). If Seller and TAC do not elect to exercise their rights pursuant to this Section 9.1(e)and proceed with the Closing, Seller and TAC shall be deemed to have waived all rights to seek indemnification hereunder with respect to such breach and Buyer shall have no further obligations or liability with respect to such breach.

        9.2 Procedure and Effect of Termination.

          (a)   In the event of termination of this Agreement by any or all of the Parties pursuant to this Article IX, written notice thereof shall forthwith be given by the terminating Party to the other Parties, whereupon this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Seller, TAC or Buyer or their respective officers or directors, except with respect to (i) Sections 6.3(b), 6.3(c), this Section 9.2 and Article X; and (ii) any liabilities for damages incurred or suffered by a Party as a result of the willful breach by the other Party of any of its representations, warranties, covenants or other agreements set forth in this Agreement subject to the dollar limitation set forth in Section 8.1(a) and 8.1(b).

          (b)   If this Agreement is terminated in accordance with the provisions of Section 9.1 solely as a result of Buyer's being unable to obtain the Financing relating to the Bank Commitment Letter for any reason whatsoever and all conditions set forth in Sections 7.1(a)-(d), 7.1(h)-(j) have been satisfied, then Buyer shall pay to Seller, as liquidated damages and without the necessity of proof of actual damages, the sum of Two Million Dollars ($2,000,000), which amount shall be paid in immediately available funds no later than five (5) Business Days after the Termination Date. The Parties agree that such payment shall constitute liquidated damages in respect of the Buyer's failure to obtain the Financing relating to the Bank Commitment Letter and, notwithstanding anything to the contrary in this Agreement, shall be the sole and exclusive remedy of Seller and TAC against Buyer (or any of its partners, officers, employees, agents and representatives or Affiliates) and Buyer's entire liability with respect to its failure to obtain the Financing relating to the Bank Commitment Letter and all other related matters. The Parties agree that the amount payable pursuant to this Section 9.2(b) is a reasonable estimate of the damages that would be suffered by Seller and TAC as a consequence of such failure and does not constitute a penalty and hereby acknowledge the inconvenience and difficulty of otherwise obtaining an adequate remedy.

ARTICLE X
MISCELLANEOUS PROVISIONS

        10.1 Amendment and Modification. Subject to applicable law, this Agreement may be amended, modified or supplemented only by written agreement of Seller, TAC and Buyer.

        10.2 Waiver of Compliance; Consents. Except as otherwise provided in this Agreement, any failure of any of the Parties to comply with any obligation, covenant, agreement or condition herein may be waived by the Party entitled to the benefits thereof only by a written instrument signed by the Party granting such waiver, but such waiver of such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent failure to comply therewith.

        10.3 Survival of Representations, Warranties, Covenants and Obligations.

          (a)   Subject to the provisions of Article IX, all representations and warranties contained in Articles III and V hereof shall survive for two years after the Closing Date except that the representations contained in Sections 3.5 through 3.7 shall survive the Closing for the applicable statute of limitations and the representation contained in Section 3.4(c)shall survive for three (3) months after the Closing Date. The representations and warranties contained in Article IV shall expire and be of no further force or effect upon the completion of the Closing on the Closing Date.

          (b)   The covenants and obligations of the Parties set forth in this Agreement, including the indemnification obligations of the Parties under Article VIII hereof, shall survive the Closing indefinitely, and the Parties shall be entitled to the full performance thereof by the other Parties hereto, without limitation as to time or amount (except as otherwise specifically set forth herein).

        10.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by facsimile transmission, or mailed by overnight courier or registered or certified mail (return receipt requested), postage prepaid, to the recipient Party at its address (or at such other address or facsimile number for a Party as shall be specified by like notice; provided, however, that notices of a change of address shall be effective only upon receipt thereof):

          (a)   If to Seller:

      PPS Holding Company
      555 17th Street, Suite 2400
      Denver, CO 80202
      Attention: Clifford P. Hickey
      Telecopy: 303-299-1333

      with a copy to:

      Hogan & Hartson LLP
      One Tabor Center
      1200 17th Street, Suite 1500
      Denver, Colorado 80202-5840
      Attention: Christopher J. Walsh, Esq.
      Telecopy: 303-899-7333

          (b)   If to Buyer:

      LB Pacific, LP
      c/o Lehman Brothers
      399 Park Avenue, 9th Floor
      New York, New York 10022
      Attention: Christopher Manning
      Telecopy: 646-758-3708

      With a copy to:

      Baker Botts L.L.P.
      One Shell Plaza
      910 Louisiana
      Houston, TX 77002-4995
      Attention: Joshua Davidson, Esq.
      Telecopy: 713-229-2727

        10.5 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns and except as provided in Article II, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto, including by operation of law, without the prior written consent of the other Party.

        10.6 Parties in Interest; No Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the Parties hereto, and such assigns, any legal or equitable rights hereunder.

        10.7 Specific Performance; No Punitive or Consequential Damages. THE PARTIES AGREE THAT EXCEPT FOR ANY ACTUAL OR IMPENDING BREACH OF ANY PARTY'S OBLIGATIONS UNDER THE CONFIDENTIALITY AGREEMENT (AS TO WHICH SPECIFIC PERFORMANCE SHALL BE AVAILABLE AS A REMEDY), THE REMEDIES AT LAW FOR ANY BREACH OF THIS AGREEMENT SHALL BE ADEQUATE AND NO PARTY SHALL BE ENTITLED TO SPECIFIC PERFORMANCE IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY FOR ANY ACTUAL OR IMPENDING BREACH HEREOF. NO PARTY OR ITS AFFILIATES SHALL SEEK OR BE LIABLE FOR ANY PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING, BUT NOT LIMITED TO, LOSS OF REVENUE OR INCOME, OR LOSS OF BUSINESS REPUTATION OR OPPORTUNITY RELATING TO ANY BREACH OR ALLEGED BREACH OF THIS AGREEMENT.

        10.8 Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of Delaware (without giving effect to conflict of law principles) as to all matters, including but not limited to matters of validity, construction, effect, performance and remedies. THE PARTIES HERETO AGREE THAT VENUE IN ANY AND ALL ACTIONS AND PROCEEDINGS RELATED TO THE SUBJECT MATTER OF THIS AGREEMENT SHALL BE IN THE COURTS OF THE STATE OF DELAWARE LOCATED IN WILMINGTON, DELAWARE AND THE FEDERAL COURTS IN AND FOR THE STATE OF DELAWARE, WHICH COURTS SHALL HAVE EXCLUSIVE JURISDICTION FOR SUCH PURPOSE, AND THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS AND IRREVOCABLY WAIVE THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF ANY SUCH ACTION OR PROCEEDING. SERVICE OF PROCESS MAY BE MADE IN ANY MANNER RECOGNIZED BY SUCH COURTS. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

        10.9 COMPLIANCE WITH EXPRESS NEGLIGENCE RULE. All releases, disclaimers, limitations on liability, and indemnities in this Agreement shall apply even in the event of the sole, joint, and/or concurrent negligence, strict liability, or other fault of the Party whose liability is released, disclaimed, limited, or indemnified.

        10.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

        10.11 Interpretation. The article, section and schedule headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement.

        10.12 Schedules and Exhibits. Except as otherwise provided in this Agreement, all Schedules and Exhibits referred to herein are intended to be and hereby are specifically made a part of this Agreement.

        10.13 Entire Agreement. This Agreement and the Confidentiality Agreement, including the Schedules, exhibits, documents, certificates and instruments referred to herein or therein, embody the entire agreement and understanding of the Parties hereto in respect of the transactions contemplated by this Agreement. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or therein. It is expressly acknowledged and agreed that there are no restrictions, promises, representations, warranties, covenants or undertakings contained in any material made available to Buyer pursuant to the terms of the Confidentiality Agreement or otherwise. This Agreement supersedes all prior agreements and understandings between the Parties other than the Confidentiality Agreement with respect to such transactions.

        10.14 Severability. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

        IN WITNESS WHEREOF, Seller, TAC and Buyer have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

PPS HOLDING COMPANY
By:	/s/ CLIFFORD P. HICKEY Clifford P. Hickey Vice President
THE ANSCHUTZ CORPORATION
By:	/s/ CRAIG D. SLATER Craig D. Slater Executive Vice President
LB PACIFIC, LP
By:	LB Pacific GP, LLC, its general partner
By:	/s/ CHRISTOPHER R. MANNING Christopher R. Manning President

EXHIBIT A

Ancillary Agreement

[Attached]

QuickLinks

  Item 1. Security and Issuer
  Item 2. Identity and Background
  Item 3. Source and Amount of Funds or Other Consideration
  Item 4. Purpose of Transaction
  Item 5. Interest in Securities of the Issuer
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
  Item 7. Material to Be Filed as Exhibits
Signature
  Schedule A
LEHMAN BROTHERS HOLDINGS INC. BOARD OF DIRECTORS
LEHMAN BROTHERS HOLDINGS INC. EXECUTIVE OFFICERS
LEHMAN BROTHERS INC. BOARD OF DIRECTORS
LEHMAN BROTHERS INC. EXECUTIVE OFFICERS
LB I GROUP INC. BOARD OF DIRECTORS
EXECUTIVE OFFICERS
LB PACIFIC LP GENERAL PARTNER
LB PACIFIC GP, LLC BOARD OF DIRECTORS
OFFICERS
  Schedule B
  EXHIBIT A
AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D
  Exhibit B
FIRST AMENDED AND RESTATED PURCHASE AND SALE AGREEMENT dated as of March 3, 2005 by and among PPS Holding Company, The Anschutz Corporation, and LB Pacific, LP
TABLE OF CONTENTS
LIST OF SCHEDULES AND EXHIBITS
FIRST AMENDED AND RESTATED PURCHASE AND SALE AGREEMENT
ARTICLE II SALE AND PURCHASE OF THE PACIFIC GP INTERESTS
ARTICLE III REPRESENTATIONS AND WARRANTIES CONCERNING SELLER, TAC AND PACIFIC GP
ARTICLE IV REPRESENTATIONS AND WARRANTIES CONCERNING THE PACIFIC ENERGY ENTITIES
ARTICLE V REPRESENTATIONS AND WARRANTIES OF BUYER
ARTICLE VI COVENANTS OF THE PARTIES
ARTICLE VII CONDITIONS
ARTICLE VIII INDEMNIFICATION
ARTICLE IX TERMINATION
ARTICLE X MISCELLANEOUS PROVISIONS